FIRST
PACIFIC

FPC Exemption No. (82-836)

First Pacific Company Limited Interim Report 2007

Stock Code : 00142

07027099

dw 10/4

FIRST
PACIFIC

Corporate Profile

First Pacific is a Hong Kong-based investment and management company with operations located in Asia. Its principal business interests relate to Telecommunications, Consumer Food Products and Infrastructure.

Listed in Hong Kong, First Pacific's shares are also available in the United States through American Depositary Receipts.

First Pacific's principal investments are summarized on page 52.

Contents

Half-Year Financial Highlights

Financial Summary

For the six months ended 30 June US$ millions	2007	2006	change
Turnover	**1,405.9**	1,136.5	+23.7%
Contribution from operations	**111.0**	88.9	+24.9%
Recurring profit	**84.7**	69.0	+22.8%
Foreign exchange and derivative gains/(losses)	**0.8**	(3.7)	–
Non-recurring items	**216.1**	6.9	+3,031.9%
Profit attributable to equity holders of the parent	**301.6**	72.2	+317.7%

US$ millions	At 30 June 2007	At 31 December 2006	change
Total assets	**4,187.7**	2,883.9	+45.2%
Net debt	**1,035.4**	796.9	+29.9%
Equity attributable to equity holders of the parent	**900.4**	582.7	+54.5%
Total equity	**1,589.5**	1,032.8	+53.9%

Contribution from Operations



US$ millions
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06
07

Per Share Data

For the six months ended 30 June U.S. cents	2007	2006	change
Recurring profit	**2.64**	2.16	+22.2%
Basic earnings	**9.41**	2.26	+316.4%
Dividend	**0.26**	0.13	+100.0%

Recurring Profit



US$ millions
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07

Financial Ratio

Times	At 30 June 2007	At 31 December 2006	change
Gearing ratio[(i)]			
– Consolidated	**0.65**	0.77	–15.6%
– Head Office	**0.43**	0.16	+168.8%

(i) Calculated as net debt divided by total equity

2007 Goals: Half-Year Review

First Pacific

Goal: Evaluate new investment opportunities in telecoms, consumer food products and infrastructure in the emerging markets in Asia

Achievement: Partially achieved and ongoing. Completed the acquisition of additional approximately 6.4 per cent interest in PLDT; through MPIC partnered with DMCI, secured an 84 per cent interest in Maynilad; IndoAgri is in the process of acquiring 64.4 per cent interest in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk (London Sumatra). Various investment opportunities in the emerging markets in Asia are being evaluated against the pre-set investment criteria.

Goal: Continue to enhance value in our current operating businesses

Achievement: Achieved and ongoing. PLDT's profit contribution to the Group increased by 27 per cent to US$84.6 million, interim dividend payout to common stock holders for 2007 increased to 70 per cent of the core earnings and a special dividend of Pesos 40 per share has been declared. Indofood reported a 21.3 per cent increase in consolidated revenue to Rupiah 12,301.5 billion (US$1,360.0 million) driven by approximately 12 per cent volume growth of noodles and approximately 14 per cent increase in average selling price of flour. The successful implementation of MPIC's strategic and growth plan for Maynilad led to the significant improvement of its performance – non-revenue water decreased three per cent to 65.9 per cent and total billed water volume rose 11.0 per cent to 141 million cubic meters.

Goal: Strengthen balance sheet in support of new investment opportunities

Achievement: Partially achieved and ongoing. Short and medium term bank loans totaling US$490.0 million were arranged to finance the acquisition of the value-enhancing 6.4 per cent interest in PLDT. The short term bank loan of US$190.0 million was fully refinanced by a long term financing in August 2007.

PLDT

Goal: Manage transition to data and next generation services, and maximize the existing mainstream voice and text businesses

Achievement: Achieved and ongoing. Service revenues of data/broadband and information and communications technology increased 25 per cent in peso terms to Pesos 32.4 billion (US$680.8 million). PLDT expands its fixed line coverage by rolling out the Next Generation Network to new areas.

Goal: Accelerate the expansion of call centre and business process outsourcing businesses

Achievement: Achieved. ePLDT Ventus grew its call center revenues by 24 per cent to Pesos 1.5 billion (US$31.5 million) as its call centre's seats increased 8 per cent from year-end 2006 to approximately 6,030. Business process outsourcing unit, SPi Group contributed revenues of Pesos 2.6 billion (US$54.6 million) and expanded its healthcare services by acquiring the entire equity interest of Springfield Service Corporation for a consideration of US$35.0 million. SPi's service seats increased to 4,450 with facilities in the Philippines, India, Vietnam and USA.

Goal: Expand both domestic and international m-commerce businesses

Achievement: Ongoing. Domestically, Smart has signed a memorandum of understanding with Landbank of the Philippines, Development Bank of the Philippines and Rizal Commercial Banking Corporation as additional issuing banks for *Smart Money*. Internationally front, Smart continues to refine its *Smart Remit* service in preparation for commercial launch in the third quarter of 2007.

Goal: Continue segment-specific programs to further increase network efficiency

Achievement: Achieved. Consolidated service revenues increased by 11 per cent in peso terms to Pesos 67.0 billion (US$1,407.8 million) or 21 per cent in U.S. dollar terms; GSM subscriber base grew by 2.9 million to 27.1 million representing approximately 58 per cent of the total cellular market in the Philippines; broadband subscriber increased by 59 per cent to 422,000 representing a market share of approximately 75 per cent.

Goal: Raise dividends to common shareholders to 70 per cent of 2007 core earnings

Achievement: Achieved. PLDT declared an interim dividend of Pesos 60 (US$1.26) per share, representing 70 per cent payout of its core earnings during the period. It also declared a special dividend of Pesos 40 (US$0.84) per share. PLDT will pay total approximately Pesos 18.8 billion (US$395.0 million) as interim and special dividends to its common shareholders in September 2007.

Indofood

Goal: Leverage brand equity and market position to sustain growth and profitability

Achievement: Partially achieved and ongoing. Noodles, Cooking Oils & Fats and Food Seasonings recorded significant volume growth of 12.2 per cent, 8.8 per cent and 15.3 per cent, respectively. Most major business groups retained market leadership position in Indonesia with popular brands. Margins were depressed by the increase in raw material and freight costs.

Goal: Leverage stock point network to expand products distribution coverage

Achievement: Ongoing. The stock point distribution network remains a key contributor to the volume growth in some groups. For the first half 2007, the focus is on enhancing IT system to improve efficiency and effectiveness.

Goal: Continue to implement cost control and operational efficiency programs

Achievement: In progress. Most groups were adversely impacted by the increase in raw material and freight costs. Indofood continues to develop alternative fuel resources, and to improve the procurement and production processes in order to reduce cost and improve efficiency.

Goal: Accelerate plantation expansion organically or through acquisition

Achievement: In progress. Edible Oils & Fats group completed the due diligence for the acquisition of approximately 64.4 per cent equity interest in an Indonesian listed plantation company London Sumatra. The consideration for this portion is approximately Rupiah 5.7 trillion (US$600.0 million). Post acquisitions, Indofood Group's plantation landbank will increase to approximately 390,500 hectares.

Goal: Strengthen balance sheet and reduce foreign currency exposure

Achievement: Improved. Foreign currency debts was reduced to approximately US$20 million from US$161 million as of 31 December 2006 by issuing a five-year Rupiah 2 trillion (US$220.9 million) rupiah bonds.

MPIC

Goal: Develop a comprehensive growth and enhanced profit strategy for Maynilad and Makati Medical Center

Achievement: Partially achieved and ongoing. A comprehensive growth and enhanced profit strategy for Maynilad was completed. During the period, Maynilad's non-revenue water improved to 65.9 per cent from an average of 68.6 per cent in 2006, total billed water volume rose 11 per cent to 141 million cubic meters and total billed customers increased 2.6 per cent to 695,785. Strategy for Makati Medical Center is being developed.

Goal: Raise new capital to fund potential new investments and to comply with the Philippine Stock Exchange's listing rules regarding free float requirement

Achievement: Partially achieved and ongoing. MPIC raised approximately US$78.0 million convertible notes from First Pacific and the strategic investor, Ashmore, to fund its investments in Maynilad and Makati Medical Center. MPIC is in the process of complying with the Philippine Stock Exchange's listing requirement concerning its free float.

Goal: Manage project developments at Landco to build profitable returns to the shareholders

Achievement: Partially achieved and ongoing. The strong sales of its leisure and resort projects and the completion of these projects ahead of schedule has resulted in Landco's revenue increasing 189 per cent to Pesos 992.3 million (US$20.8 million). Amara en Terrazas and Playa Calatagan developments contributed 85 per cent of the total revenues. Strong sales momentum is expected to continue in the second half.

Goal: Continue to evaluate potential investment opportunities in various infrastructure sectors

Achievement: Partial achieved and ongoing. MPIC subscribed for Pesos 750 million (US$16.2 million) subordinated convertible notes issued by Makati Medical Center ("MMC") which represents approximately 33 per cent of the capital of MMC upon full conversion. In June 2007, MPIC converted Pesos 120 million (US$2.6 million) of the notes into equity which is equivalent to an 8 per cent equity interest in MMC. MPIC continues to explore investment opportunities to enlarge its revenue base.

Contribution by Country


US$ millions
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06 07
06 07
Philippines
Indonesia

Contribution Summary

For the six months ended 30 June US$ millions	Turnover **2007**	 2006	Contribution to Group profit[i] **2007**	 2006
PLDT[ii]	–	–	**84.6**	66.5
Indofood	**1,354.6**	1,104.7	**23.8**	23.8
MPIC	**51.3**	31.8	**2.6**	(1.4)
From Operations	**1,405.9**	1,136.5	**111.0**	88.9
Head Office items:				
– Corporate overhead			**(7.6)**	(6.4)
– Net interest expense			**(18.1)**	(11.4)
– Other expenses			**(0.6)**	(2.1)
Recurring Profit			**84.7**	69.0
Foreign exchange and derivative gains/(losses)[iii]			**0.8**	(3.7)
Non-recurring items[iv]			**216.1**	6.9
Profit Attributable to Equity Holders of the Parent			**301.6**	72.2

(i) After taxation and minority interest, where appropriate
(ii) Associated company
(iii) 1H07's foreign exchange and derivative gains include a US$8.2 million gain (1H06: a US$3.3 million loss) on changes in the fair value of certain PLDT shares designated as financial assets at fair value through profit or loss, a US$5.5 million (1H06: Nil) gain on revaluation of option element embedded in MPIC's convertible bonds and US$3.0 million (1H06: US$1.7 million) gains on foreign exchange translation differences on the Group's unhedged foreign currency denominated borrowings and derivative contracts, partly offset by a US$15.9 million (1H06: US$2.1 million) loss on revaluation of option element embedded in Head Office's Exchangeable Notes.
(iv) 1H07's non-recurring gains of US$216.1 million mainly comprise a gain on divestment of the Group's interest in PLDT of US$153.3 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares, and a gain on dilution of the Group's effective interest in Indofood's oils and plantations businesses of US$54.4 million. 1H06's non-recurring gains of US$6.9 million mainly comprise a gain on dilution upon conversion of PLDT's convertible preference shares of US$10.2 million and a gain on divestment of the Group's interest in PLDT of US$7.1 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares.

During the period, the Group's turnover increased by 23.7 per cent to US$1,405.9 million (1H06: US$1,136.5 million), principally reflecting an increase in Indofood's turnover. The Group's businesses improved their operating performance in 1H07, recording profit contributions totaling US$111.0 million (1H06: US$88.9 million), an increase of 24.9 per cent. Recurring profit also increased by 22.8 per cent to US$84.7 million from US$69.0 million in 1H06. The Group recorded US$0.8 million net foreign exchange and derivative gains (1H06: US$3.7 million losses) and US$216.1 million (1H06: US$6.9 million) of net non-recurring gains. As a result, the Group recorded a net profit for 1H07 of US$301.6 million, a 317.7 per cent improvement over 1H06's net profit of US$72.2 million.

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to provide the Group's results in U.S. dollar. The changes of these currencies against the U.S. dollar are summarized below.

Closing	**At 30 June 2007**	At 31 December 2006	Six months change	At 30 June 2006	One year change
Peso	**46.23**	49.06	+6.1%	53.12	+14.9%
Rupiah	**9,054**	9,020	–0.4%	9,300	+2.7%

Average	**Six months ended 30 June 2007**	12 months ended 31 December 2006	Six months change	Six months ended 30 June 2006	One year change
Peso	**47.59**	51.16	+7.5%	52.11	+9.5%
Rupiah	**9,045**	9,148	+1.1%	9,180	+1.5%

In 1H07, the Group recorded net foreign exchange and derivative gains of US$0.8 million (1H06: US$3.7 million losses), which may be further analyzed as follows:

For the six months ended 30 June US$ millions	**2007**	2006
Head Office	**(8.3)**	(5.1)
PLDT	**2.9**	(0.6)
Indofood	**0.7**	1.9
MPIC	**5.5**	–
Others	**–**	0.1
Total	**0.8**	(3.7)

- First Pacific completed the acquisition of additional approximately 6.4 per cent interest in PLDT; Participated in infrastructure project through MPIC which partnered with DMCI secured an 84 per cent interest in Maynilad

- PLDT strong performance continued and declared an interim dividend of Pesos 60 (US$1.26) per share which representing 70 per cent payout of its core earnings and a special dividend of Pesos 40 (US$0.84) per share

- PLDT leverage its expertise and enlarge revenue base through the acquisition of 30 per cent equity interest in Blue Ocean Wireless for extending Smart's voice and text services to approximately 1.2 million seafarers worldwide

- Indofood's revenues principally driven by the volume growth of noodles and a higher average selling price of flour businesses

- IndoAgri expands it plantation business by proposing to acquire approximately 64.4 per cent equity interest in London Sumatra is underway

- MPIC repositioned as an active investors in infrastructure, property and healthcare sectors in the Philippines

During the first half of 2007, First Pacific completed the acquisition of an additional approximately 6.4 per cent interest in PLDT for a consideration of approximately US$510 million from the Philippines Government. The Company also participated in infrastructure and health care sectors in the Philippines through MPIC's investments in Maynilad and Makati Medical Center.

First Pacific's focus on enhancing the operational and financial performance of its key operating businesses has strengthening their capabilities to cope with the challenging business environments. However, the increases in fuel and raw material costs, particularly wheat and crude palm oil, added pressure to the operating margins at Indofood.

The general economic outlook for the Philippines and Indonesia remains promising and PLDT, Indofood and MPIC are on track to reach their targets for 2007. Level Up's online games businesses is challenged by the slower than anticipated development of infrastructure facilities in Brazil and India.

PLDT

Philippine Long Distance Telephone Company (PLDT)'s operations are principally denominated in peso, which averaged Pesos 47.59 (1H06: 52.11) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Despite the Philippine GAAP and Hong Kong GAAP being based largely on International Financial Reporting Standards (IFRSs), certain adjustments need to be made to PLDT's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Peso millions	2007	2006
Net income under Philippine GAAP	**17,002**	15,306
Preference dividends[(i)]	**(44)**	(44)
Net income attributable to common shareholders	**16,958**	15,262
Differing accounting treatments[(ii)]		
– Reclassification of non-recurring items	**679**	(241)
– Others	**(1,505)**	(579)
Intragroup items[(iii)]	**150**	150
Adjusted net income under Hong Kong GAAP	**16,282**	14,592
Foreign exchange and derivative (gains)/losses[(iv)]	**(527)**	142
PLDT's net income as reported by First Pacific	**15,755**	14,734

US$ millions		
Net income at prevailing average rates for 1H07: Pesos 47.59 and 1H06: Pesos 52.11	**331.1**	282.7
Contribution to First Pacific Group profit, at an average shareholding of 1H07: 25.6% and 1H06: 23.5%	**84.6**	66.5

(i) First Pacific presents net income after deduction of preference dividends.

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustment includes:

- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. In 1H07, Pesos 0.7 billion (1H06: Pesos 2.5 billion) additional accelerated depreciation expenses due to migration to Next Generation Network and Nil (1H06: Pesos 2.7 billion) deferred tax assets and benefits were excluded and presented separately as non-recurring items.*

(iii) These are standard consolidation adjustments to ensure that transactions between Group companies are eliminated to present the Group as a single economic entity.

(iv) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains/losses (net of related tax) are excluded and presented separately.

PLDT's profit contribution to the Group increased by 27.0 per cent to US$84.6 million (1H06: US$66.5 million) representing 76.0 per cent of First Pacific's aggregate profit contribution from operations of subsidiary and associated companies during the period.

In peso terms, PLDT's consolidated core net income before foreign exchange translation and derivative gains increased by 13 per cent to Pesos 17.2 billion (US$361.4 million) (1H06: Pesos 15.2 billion; US$291.7 million) reflecting an increase in revenues and EBITDA and lower interest expenses which were partially offset by the 9 per cent appreciation of the peso during the period. Reported net income improved by 11 per cent to Pesos 17.0 billion (US$357.2 million) (1H06: Pesos 15.3 billion; US$293.6 million) resulting from higher foreign exchange gains and lower additional depreciation charges, partly offset by higher provision for income taxes.

Consolidated service revenues increased by 11 per cent to Pesos 67.0 billion (US$1,407.8 million) (1H06: Pesos 60.6 billion; US$1,162.9 million) mainly due to higher revenue contributions from its Wireless and Information and Communications Technology ("ICT") businesses, which were reduced slightly by the lower revenues from the Fixed Line business. With approximately 38 per cent of PLDT Group's revenues linked to the U.S. dollar, consolidated services revenues would have been 4 per cent higher excluding the negative impact of the 9 per cent appreciation of the peso. Consolidated EBITDA improved by 4 per cent to Pesos 41.8 billion (US$878.3 million) (1H06: Pesos 40.1 billion; US$769.5 million) and EBITDA margin declined to 62 per cent (1H06: 66 per cent) of service revenues as a result of lower Fixed Line and ICT margins.

For the first half of 2007, consolidated revenues from data, broadband and ICT grew by 25 per cent to Pesos 32.4 billion (US$680.8 million) (1H06: Pesos 25.8 billion; US$495.1 million) which accounted for 48 per cent of PLDT's total service revenues. Consolidated voice revenues remained at Pesos 34.6 billion (US$727.0 million) (1H06: Pesos 34.8 billion; US$667.8 million) as the increase in cellular voice revenues was offset by the decline in fixed line voice revenues.

PLDT's consolidated free cash flow increased considerably to Pesos 24.4 billion (US$512.7 million) (1H06: Pesos 17.8 billion; US$341.6 million) after consolidated capital expenditure of Pesos 10.0 billion (US$210.1 million) (1H06: Pesos 12.4 billion; US$238.0 million) were incurred. The consolidated capital expenditure for the full year 2007 is estimated to increase to Pesos 25.0 billion (US$525.3 million) as higher demand for cellular and wireless broadband requires accelerating capacity expansion and roll out of the 3G network and Next Generation Network ("NGN") lines in new areas. PLDT repaid debts of US$169.0 million in the first six months of 2007 and as at the end of June 2007, PLDT's consolidated debt and net debt were reduced to US$1.6 billion and US$0.9 billion respectively (31 December 2006: total debt US$1.8 billion, net debt US$1.2 billion). Net debt to EBITDA and net debt to free cash flow ratios remained strong at 0.53 time and 1.0 time, respectively.

PLDT declared an interim dividend of Pesos 60 (US$1.26) per share, representing 70 per cent payout of its core earnings during the period. As a result of its strong fundamentals, its robust free cash position, and favorable prospects in the second half, PLDT also declared a special dividend of Pesos 40 (US$0.84) per share, bringing total cash dividends payable in September 2007 of Pesos 100 (US$2.10) per share.

Wireless: Smart and Piltel's consolidated wireless service revenues increased by 11 per cent to Pesos 43.0 billion (US$903.6 million) (1H06: Pesos 38.6 billion; US$740.7 million) reflecting a more than two-fold increase in wireless broadband revenues and the sustained growth in cellular data and voice revenues. Consolidated wireless EBITDA increased by 10 per cent to Pesos 28.2 billion (US$592.6 million) (1H06: Pesos 25.7 billion; US$493.2 million) contributed by the election-related spending and Smart's successful implementation of its subscriber activation program and attractive packages for SMS and voice services. EBITDA margins were stable at 66 per cent (1H06: 67 per cent).

The combined GSM subscriber base of Smart and Piltel's *Talk 'N Text* grew by 2.9 million to 27.1 million (31 December 2006: 24.2 million) representing approximately 56 per cent of the total cellular market in the Philippines. The sustainable subscriber growth was driven by an enhanced segment specific acquisition program, attractive packages and the economic growth of the Philippines. At the end of June 2007, the cellular penetration rate in the Philippines was approximately 55 per cent.

In the first half of 2007, Smart's wireless broadband service *SmartBro's* subscriber base increased by 88,000 to about 210,000. Its broadband network expanded to over 2,610 wireless broadband-enabled base stations located all over the Philippines which enable subscribers in over 500 cities and municipalities in the country access to high speed internet services.

Smart continued its segment specific marketing and subscriber acquisition approach. In addition to launching various innovative and competitive top-up packages to stimulate text and voice usage and to improve network efficiency. Smart partnered with 360media Corp. and launched the Philippines' first mobile TV service, *myTV*, in July 2007 for a monthly fee of Pesos 488 (US$10.3) in addition to regular postpaid airtime plans. Smart's subscribers can watch real-time events transmitted from digital TV signal from 10 channels which offer sports, news, entertainment, cartoons and documentaries programs. The initial coverage areas include Mega Manila, Cebu, Davao, Tagaytay, Batangas and Baguio. *myTV* is on a free trial period until 31 August 2007.

Smart enlarged its revenue base beyond the domestic market. It partnered with the global satellite communications service provider Immarsat plc offering prepaid wireless satellite phone services under *SMART*Link brand. *SMART*Link offers a range of more affordable voice and data services through its global satellite-based infrastructure. Its coverage will be expanded to India, the Indian Ocean, the Middle East, Africa, half of the Australian continent, and parts of Russia and the Pacific Ocean. *SMART*Link plans to reach global coverage by 2009. This prepaid service can be topped up electronically and through the web.

As a complementary service to *SMART*Link, Smart acquired a 30 per cent equity interest in Blue Ocean Wireless ("BOW") for a consideration of US$15.9 million. BOW is a Dublin-based company which owns the world's first global maritime GSM network. Through this acquisition, Smart is able to extend its voice and text services to approximately 1.2 million seafarers through BOW's patented GSM platform, Altobridge.

Fixed Line: Fixed Line service revenues slightly decreased by 2 per cent to Pesos 23.6 billion (US$495.9 million) (1H06: Pesos 24.1 billion; US$462.5 million) resulting from the decrease in revenues of the national long distance call, the local exchange and international long distance call service revenues partly due to lower inbound rates and the 9 per cent appreciation of the peso during the period, offset by the increase in corporate data and digital subscriber line (DSL) services revenues. Fixed Line EBITDA decreased to Pesos 13.0 billion (US$273.2 million) (1H06: Pesos 14.0 billion; US$268.7 million) reflecting lower revenues and higher cash operating expenses. As a result, EBITDA margins decreased to 55 per cent (1H06: 58 per cent).

PLDT's retail DSL subscriber base grew by 50 per cent to approximately 200,000 (2006: 133,000), while *Vibe* dial-up Internet service has approximately 300,000 subscribers. Revenues improved by 11 per cent to Pesos 1.9 billion (US$39.9 million) (1H06: Pesos 1.7 billion; US$32.6 million). PLDT's consolidated DSL, wireless broadband and internet service revenues increased by 40 per cent to Pesos 3.3 billion (US$69.3 million) (1H06: Pesos 2.4 billion; US$46.1 million) and combined subscriber base grew by 1.7 times to 422,000.

PLDT is continuing the upgrade of its Fixed Line facilities to NGN, the expansion of Smart's wireless broadband network, the integration of back-office support functions, the re-engineering of processes and the reorientation of its employees. These will further enhance its capability to offer innovative data and other next generation communication services.

Information and Communications Technology: ("ICT") ePLDT service revenues rose by 1.7 times to Pesos 4.8 billion (US$100.9 million) (1H06: Pesos 1.8 billion; US$34.5 million) resulting from a 24 per cent revenue improvement from its call center group Ventus and the consolidation of the business process outsourcing ("BPO") business SPi Group. During the first six month of 2007, Ventus and SPi recorded service revenues of Pesos 1.5 billion (US$31.5 million) and Pesos 2.6 billion (US$54.6 million) respectively which accounted for approximately 85 per cent of ePLDT's revenues. As approximately 83 per cent of ePLDT's revenues were U.S. dollar linked, its revenues would have further increased by 21 per cent if peso had remained unchanged year-on-year. EBITDA rose 77 per cent to Pesos 536.3 million (US$11.3 million) (1H06: Pesos 302.2 million; US$5.8 million). However, consolidated EBITDA margins declined to 11 per cent (1H06: 17 per cent) resulting from the appreciation of peso, the higher costs for the new employee incentive schemes and the longer lead times required to offshore the medical transcription business from the United States to the Philippines and India.

Ventus currently has 6,030 seats operating in seven facilities. It continues to improve efficiency by expanding its client base and increase capacity utilization.

SPi has 4,450 seats of which 61 per cent are located in the Philippines and the balance in India, Vietnam and USA. Publishing, healthcare and legal-related units accounted for 46 per cent, 28 per cent and 26 per cent, respectively of BPO's revenues for the first half of 2007. In order to increase its participation in the growing global outsourcing business and to diversify its revenue base, SPi acquired the entire equity interest of Springfield Service Corporation ("Springfield") in April 2007 for a consideration of US$35 million. Springfield is US-based and the 10th largest company in the medical billing and revenue cycle management market, its core services including patient scheduling, coding and compliance assistance, consulting and special reporting.

ePLDT plans to enlarge its client base and to improve the overall margins by implementing a new cross-unit sales and marketing program, and integrating the IT and telecommunication networks, human resources, finance and accounting departments of Ventus and SPi. The functional integration is expected to be completed by the end of 2007.

PT Indofood Sukses Makmur Tbk (Indofood)'s operations are principally denominated in rupiah, which averaged Rupiah 9,045 (1H06: 9,180) to the U.S. dollar. Its financial results are prepared under Indonesian GAAP and reported in rupiah. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Accordingly, certain adjustments need to be made to Indofood's reported rupiah results to ensure compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Rupiah billions	**2007**	2006
Net income under Indonesian GAAP	**367**	268
Differing accounting treatments[i]		
– Reclassification of non-recurring items	**29**	55
– Gain on revaluation of plantations	**62**	154
– Foreign exchange accounting	**27**	27
– Others	**(55)**	(45)
Adjusted net income under Hong Kong GAAP	**430**	459
Foreign exchange and derivative gains[ii]	**(13)**	(35)
Indofood's net income as reported by First Pacific	**417**	424

US$ millions		
Net income at prevailing average rates for 1H07: Rupiah 9,045 and 1H06: Rupiah 9,180	**46.1**	46.2
Contribution to First Pacific Group profit, at an average shareholding of 1H07: 51.5% and 1H06: 51.5%	**23.8**	23.8

(i) Differences in accounting treatment under Indonesian GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 1H07 of Rupiah 29 billion represents manpower rightsizing costs. Adjustment for 1H06 of Rupiah 55 billion represents Rupiah 29 billion write-off of deferred tax assets as a consequence of a group restructuring among subsidiary companies within Indofood's edible oils and fats division and Rupiah 26 billion of manpower rightsizing costs.*
- *Gain on revaluation of plantations: Under Indonesian GAAP, Indofood measures its plantations (biological assets) on a historical cost basis. HKAS 41 "Agriculture" requires the measurement of plantations at fair value less estimated point-of-sale costs. The adjustment relates to the change in fair value of plantations during the period.*
- *Foreign exchange accounting: The adjustment relates to the reversal of the amortization of foreign exchange losses that were previously capitalized by Indofood on certain fixed assets under construction, as the originating capitalized foreign exchange losses has already been written off by First Pacific.*

(ii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) are excluded and presented separately.

Indofood's contribution to the Group stood at US$23.8 million (1H06: US$23.8 million), broadly similar to its contribution for the same period last year. This result comprised improved operating results and a reduced fair value gain on revaluation of plantations. In rupiah terms, Indofood reported a 28.5 per cent improvement in core profit on the back of a 21.3 per cent increase in consolidated revenue to Rupiah 12,301.5 billion (US$1,360.0 million) (1H06: Rupiah 10,141.7 billion; US$1,104.7 million) supported by more effective marketing programs and enhanced stock point distribution system. Noodles, Bogasari, Edible Oils and Fats ("EOF") and Distribution accounted for 95.9 per cent of total revenues.

Consolidated operating expenses increased 15.6 per cent to Rupiah 1,586.3 billion (US$175.4 million) (1H06: Rupiah 1,372.7 billion; US$149.5 million) as a result of increased advertising and promotion spend and employee-related costs. Gross margin decreased to 21.0 per cent (1H06: 22.7 per cent) principally due to significant increases in wheat and other raw material costs during the period. Net income grew 37.1 per cent to Rupiah 367.2 billion (US$40.6 million) (1H06: Rupiah 267.8 billion; US$29.2 million) as a result of improvement in operating income and lower net interest expense. EBIT margin declined to 8.1 per cent from 9.2 per cent. Consolidated net debt was reduced by 35.1 per cent in rupiah terms to Rupiah 3,542.4 billion (US$391.3 million) from Rupiah 5,456.6 billion (US$604.9 million) as at 31 December 2006 due to new cash arising from the placement of new shares of Indofood Agri Resources Ltd. in Singapore of approximately Rupiah 2,379.9 billion (US$263.1 million). Net gearing improved to 0.59 time from 1.11 times as at the end of 2006.

Consumer Branded Products

Total sales of this business group improved by 11.9 per cent to Rupiah 4,529.3 billion (US$500.8 million) (1H06: Rupiah 4,048.7 billion; US$441.0 million).

Noodles Indofood's brands include *Indomie, Sarimi, Supermi, Sakura* and *Pop Mie* which remain popular brands. It has 14 production facilities located across Indonesia with annual production capacity of approximately 13.5 billion packs.

Turnover increased by 12.5 per cent to Rupiah 3,957.8 billion (US$437.6 million) (1H06: Rupiah 3,517.9 billion; US$383.2 million) reflecting the 12.2 per cent increase in sales volume as a result of increased product availability, a more segment-specific advertising campaign, and increase in Consumer Buying Price ("CBP") per pack. In June 2007, Indofood raised CBP by Rp50 (US$0.55 cent) for all its main brands. The higher raw material costs, most notably flour and cooking oils, depressed the EBIT margin to 2.7 per cent 1H06: 4.9 per cent.

Food seasonings Sales Volume increased 15.3 per cent to 26.1 thousand tons (1H06: 22.6 thousand tons). Turnover rose 28.6 per cent to Rupiah 204.7 billion (US$22.7 million) (1H06: Rupiah 159.2 billion; US$17.3 million), largely due to increases in selling prices. EBIT margin improved to 6.5 per cent from 0.8 per cent being a result of the improved sales and cost efficiencies.

Turnover of ***snack food*** stabilized at Rupiah 192.9 billion (US$21.3 million) (1H06: Rupiah 191.9 billion; US$20.9 million). Sales volume slightly increased 2.4 per cent to 4,730 tons (1H06: 4,618 tons) with the launch of a cassava based chips "*Qtela*", which allows Indofood to enter into the traditional snack market. EBIT margin declined to 0.6 per cent (1H06: 6.5 per cent) as a result of higher raw material costs for cooking oil and imported potatoes, as well as higher advertising and promotion spending for introducing new products.

Nutrition and special food's turnover decreased 3.2 per cent to Rupiah 173.9 billion (US$19.2 million) (1H06: Rupiah 179.7 billion; US$19.6 million) due to a 6.2 per cent decrease in sales volume to 6,043 tons (1H06: 6,445 tons). The sales in 2006 was extraordinary high given the special demand as a result of certain natural disasters. EBIT margin declined to 12.2 per cent from 17.0 per cent for the same period in 2006 as a result of an increase in raw material costs.

Bogasari

Turnover increased by 19.8 per cent to Rupiah 5,102.9 billion (US$564.2 million) (1H06: Rupiah 4,259.8 billion; US$464.0 million) principally reflecting a slightly higher volume and increase in average selling prices due to the higher wheat costs. Sales volume of flour, and pasta increased by 1.7 per cent to 1.2 million tons, and 19.8 per cent to 15.4 thousand tons, respectively. EBIT margin declined to 8.9 per cent (1H06: 13.1 per cent) as a result of the significant increase in wheat prices.

Indofood currently imports most of its wheat from Australia, Canada and the United States. It plans to diversify the supply base by sourcing wheat from China, India and Russia. Its facilities can support an annual milling of 3.8 million tons of flour.

Edible Oils and Fats

EOF consolidated sales increased by 54.3 per cent to Rupiah 3,342.0 billion (US$369.5 million) (1H06: Rupiah 2,166.1 billion; US$236.0 million) reflecting a higher Crude Palm Oil ("CPO") price. EOF accounted for approximately 17 per cent of Indofood's consolidated sales. EBIT margin improved to 12.9 per cent from 8.1 per cent resulting from the improved margins of the Cooking Oils and Fats, Commodity and Plantations divisions.

Cooking Oils and Fats' ("COF") turnover increased 51.7 per cent to Rupiah 1,883.6 billion (US$208.2 million) (1H06: 1,241.8 billion; US$135.3 million) resulting from higher sales volume and average selling price reflecting higher CPO price. Sales volume grew 8.8 per cent to 264.0 thousand tons (1H06: 242.7 thousand tons) principally reflecting higher sales volume of margarine. EBIT margin improved to 0.9 per cent from a negative of 0.4 per cent in the first half of 2006 as COF was able to adjust the average selling prices of cooking oils and margarine to reflect higher CPO prices.

Commodity's turnover increased 62.0 per cent to Rupiah 622.6 billion (US$68.9 million) (1H06: Rupiah 384.3 billion; US$41.9 million) reflecting higher CPO and coconut oil ("CNO") based products prices. Sales volume of CPO increased by 27.2 per cent to 31.9 thousand tons while CNO increased 35.3 per cent to 94.8 thousand tons. EBIT margin improved to 2.5 per cent from a negative of 9.9 per cent as in the first half of 2006 due to better access to raw material (copra) and the implementation of new policy for exporting copra.

Plantations' turnover increased 54.8 per cent to Rupiah 835.8 billion (US$92.4 million) (1H06: Rupiah 540.0 billion; US$58.8 million) resulting from significant increase of CPO price. Sales volume slightly declined by 3.8 per cent to 168.1 thousand tons. EBIT margin improved to 47.4 per cent from 40.5 per cent in the first half of 2006 resulting from a higher average selling price.

As at the end of June 2007, EOF's land bank was approximately 224,100 hectares of which 76,728 hectares were planted and 61,532 hectares were mature (excluding rubber of 5,015 hectares).

In May, IndoAgri proposed to acquire a 64.4 per cent equity interest in Jakarta- and Surabaya-listed plantation company PT Perusahaan Perkebunan London Sumatra Indonesia Tbk, (London Sumatra) for a consideration of approximately Rupiah 5.7 trillion (approximately US$600.0 million) or Rupiah 6,500 (US$0.68) per share. The transaction will be funded by bank borrowings, issuance of new IndoAgri shares and internal funds. The related due diligence was completed in August 2007. The transaction is subject to approvals from shareholders of First Pacific, Indofood and IndoAgri and the relevant regulatory bodies which are expected to be completed in November 2007. A tender offer of Rupiah 6,900 (US$0.73) per share for the remaining 35.6 per cent equity will follow. This transaction is expected to strengthen EOF group's integrated plantation business model. Post acquisition, Indofood's plantation land bank would be increased to approximately 390,500 hectares.

Distribution

Indofood's stock point distribution system continued to generate positive results. Sales grew 18.2 per cent to Rupiah 1,674.6 billion (US$185.1 million) (1H06: Rupiah 1,417.2 billion; US$154.4 million) and EBIT margin improve to 2.1 per cent (1H06: 0.6 per cent). The distribution group remains key to the volume growth of noodles and other divisions in the Consumer Branded Products group. The focus in the first half of 2007 was to improve the information technology applications for the stock point management system in order to increase efficiency and online reporting at the Indofood group level.

Metro Pacific Investments Corporation (MPIC)'s operations are principally denominated in peso, which averaged Pesos 47.59 (1H06: 52.11) to the U.S. dollar. Its financial results are prepared under Philippine GAAP and reported in peso. First Pacific's financial results are prepared under Hong Kong GAAP and reported in U.S. dollar. Despite both of the Philippine GAAP and Hong Kong GAAP being largely based on IFRSs, certain adjustments need to be made to MPIC's reported peso results to ensure full compliance with Hong Kong GAAP. An analysis of these adjustments follows.

For the six months ended 30 June Peso millions	**2007**	2006 (Restated)
Net income/(loss) under Philippine GAAP(i)	**568**	(522)
Differing accounting treatments(ii)		
– Reclassification of non-recurring items	**404**	341
– Revenue recognition regarding pre-completion contracts for sale of development properties	**(33)**	76
Adjusted net income/(loss) under Hong Kong GAAP	**939**	(105)
Foreign exchange and derivative gains(iii)	**(807)**	–
MPIC's net income/(loss) as reported by First Pacific	**132**	(105)

US$ millions		
Net income/(loss) at prevailing average rates for 1H07: Pesos 47.59 and 1H06: Pesos 52.11	**2.8**	(2.0)
Contribution to First Pacific Group profit, at an average shareholding of 1H07: 93.5% and 1H06: 100% for MPIC and 75.7% for Metro Pacific Corporation	**2.6**	(1.4)

(i) MPIC has restated its net loss for 1H06 from Pesos 446 million to Pesos 522 million as a result of their retrospective adoption of the percentage of completion method for the accounting of certain pre-completion contracts for the sale of development properties.

(ii) Differences in accounting treatment under Philippine GAAP, compared with Hong Kong GAAP. The principal adjustments include:

- *Reclassification of non-recurring items: Certain items, through occurrence or size, are not considered usual, operating items which are reallocated and presented separately. Adjustment for 1H07 of Pesos 0.4 billion principally represents Pesos 1.8 billion of interest expenses accreted for the convertible notes issued to First Pacific and Ashmore Investment Management Limited (Ashmore) and transaction and financing expenses related to the acquisition of Maynilad and Pesos 0.3 billion provisions for an investment in a real estate associated company and various assets, partly offset by the recognition of Pesos 1.7 billion excess of the fair value of the acquired interest in Maynilad over the acquisition cost paid for it as income. Adjustment for 1H06 of Pesos 0.3 billion losses principally relate to provisions for a vessel and an investment in a real estate associated company.*
- *Revenue recognition regarding pre-completion contracts for sale of development properties: Under Philippine GAAP, MPIC recognize revenue from pre-completion contracts for sale of development properties based on the percentage of completion method. Hong Kong Accounting Standard (HKAS) 18 "Revenue" and Hong Kong Interpretation 3 "Revenue – Pre-completion Contracts for the Sale of Development Properties" requires the recognition of revenue for such contracts based on the satisfaction of certain conditions, which includes the transfer of significant risks and rewards of ownership of the properties to the buyers and the absence of continuing managerial involvement to the degree usually associated with ownership and effective control over the properties sold.*

(iii) To illustrate the underlying operational results and profit contributions, foreign exchange and derivative gains (net of related tax) are excluded and presented separately.

During the first half of 2007, MPIC completed during the period its acquisition of an 84.0 per cent interest in Maynilad Water Services Inc. (Maynilad) through its 50.0 per cent owned jointly-controlled entity, DMCI-MPIC Water Company Inc. (DMCI-MPIC) and subscribed for Pesos 750 million (US$16.2 million) five-year Convertible Notes issued by Makati Medical Center (MMC). In May, Pesos 120 million (US$2.6 million) of these Notes were converted into equity, representing 8 per cent ownership interest. Full conversion of the Notes will be equivalent to 33 per cent of the capital of MMC. MPIC's interest in Landco Pacific Corporation (Landco) remains at 51.0 per cent.

MPIC achieved a profit turnaround during the period. Net income reached Pesos 568.0 million (US$11.9 million) (1H06: restated loss of Pesos 522.0 million, US$10.0 million) reflecting core income contribution of Pesos 305.3 million (US$6.4 million) from Maynilad and a significantly improved contribution from Landco of Pesos 56.2 million (US$1.2 million). A non-recurring gain representing the excess of fair value of the acquired interest in Maynilad over the acquisition cost has been recognized for the period. Core net income improved to Pesos 165.1 million (US$3.3 million) (1H06: restated loss of Pesos 96.2 million; US$1.8 million).

Maynilad's core income of Pesos 305.3 million (US$6.4 million) reflected improvements in new water supply connections and lower non-revenue water. Non-revenue water was reduced to approximately 65.9 per cent from the average of approximately 68.6 per cent in 2006. Total billed water volume rose 11.0 per cent to 141 million cubic meters and total billed customers increased 2.6 per cent to 695,785.

Maynilad has recently signed a settlement agreement with its creditors and a transitional agreement with its regulator, the Metropolitan Waterworks and Sewerage System. It is currently applying for a release from corporate rehabilitation. This release would enable Maynilad to accelerate the execution of its multi-year service improvement program and achieve greater financial flexibility. Budgeted capital expenditure of approximately Pesos 5 billion (US$105 million) for 2007 relates to the replacement of old pipes, enhanced metering and improvements in water supply connections across the concession.

Financial charges and operating expenses at DMCI-MPIC level were Pesos 151.9 million (US$3.2 million) principally reflecting interest expenses for loans from First Pacific and Ashmore for the acquisition of Maynilad which was partially offset by interest income from cash deposits.

Landco changed its revenue recognition policy to the percentage of completion method from the installment method in 2006; therefore its 2006 numbers are restated. Reported net profit reached Pesos 109.0 million (US$2.3 million) from a restated loss of Pesos 129.0 million (US$2.7 million) for the same period of 2006. Its contribution to MPIC's core income was Pesos 56.2 million (US$1.2 million) (1H06: restated loss of Pesos 66.0 million, US$1.3 million). Revenues rose 189 per cent to Pesos 992.3 million (US$20.8 million) (1H06: Pesos 343.5 million, US$6.6 million) as a result of effective marketing, selling and completion of the luxury residential resort projects including Ponderosa Leisure Farms, Amara en Terrazas, Playa Calatagan and Terrazas de Punta Fuego.

Operating expenses slightly decreased to Pesos 370.0 million (US$7.8 million) (1H06: Pesos 375.5 million, US$6.6 million) as the marketing costs associated with new projects were slightly less in 2007. Interest income increased to Pesos 47.6 million (US$1.0 million) (1H06: Pesos 15.4 million; US$0.3 million) as a result of higher interest received from the accretion of installment receivables.

MMC's results were not reflected in MPIC's first half results for 2007 nor was any interest receivable on the convertible notes. MMC's net income increased approximately 120 per cent to Pesos 125.2 million (US$2.6 million) (1H06: Pesos 56.8 million; US$1.1 million) resulting from a higher average occupancy rate and the implementation of cost management programs.

The Pesos 961.0 million (US$20.2 million) subordinated convertible notes issued in May 2007 will fund the construction of a new 12-level medical building and upgrade its existing facilities and equipments. The new facilities will further strengthen MMC's position as a specialist treatment centre and an international-standard healthcare service provider.

Demand for high standard health care is increasing as the Philippines economy improves. The growth potential of this business is further supported by promoting the Philippines as an ideal retirement and medical tourism destination. MPIC management is currently evaluating opportunities to expand this health care business through the acquisition of additional hospitals.

Net Debt and Gearing



Net debt
US$ billions
Gearing
(times)
1.2
1.0
0.8
0.6
0.4
0.2
0
1.0
0.8
0.6
0.4
0.2
0
06
07
— Gearing (times)
Net debt
30 June 2007
31 December 2006

Liquidity and Financial Resources

Net Debt and Gearing

An analysis of net debt and gearing for principal consolidated and associated companies follows.

Consolidated

US$ millions	At 30 June 2007 Net debt[i]	Total equity	Gearing (times)	At 31 December 2006 Net debt/ (cash)[i]	Total equity	Gearing (times)
Head Office	**627.2**	**1,455.3**	**0.43x**	237.9	1,446.3	0.16x
Indofood	**390.6**	**1,021.9**	**0.38x**	604.7	742.7	0.81x
MPIC	**17.6**	**55.3**	**0.32x**	(45.7)	19.4	-
Group adjustments[ii]	**-**	**(943.0)**	**-**	-	(1,175.6)	-
Total	**1,035.4**	**1,589.5**	**0.65x**	796.9	1,032.8	0.77x

Associated

US$ millions	At 30 June 2007 Net debt	Total equity	Gearing (times)	At 31 December 2006 Net debt	Total equity	Gearing (times)
PLDT	**1,196.9**	**2,438.0**	**0.49x**	1,272.1	2,126.3	0.60x

(i) Includes pledged deposits and restricted cash

(ii) Group adjustments mainly represents elimination of goodwill arising from acquisitions prior to 1 January 2001 against the Group's accumulated losses and other standard consolidation adjustments to present the Group as a single economic entity.

Head Office's gearing increased principally because of payments for the additional 6.4 per cent interest in PLDT and advances to DMCI-MPIC to fund the standby letters of credit required for DMCI-MPIC's acquisition of Maynilad. Indofood's gearing declined mainly because of the placement of 25 per cent new IndoAgri shares for approximately US$263 million in February 2007. MPIC changed from net cash to net debt position principally due to the acquisition and proportionate consolidation of Maynilad. PLDT's gearing declined as strong free cash flows were used to reduce debts and profits enhanced total equity.

The Group's gearing continued to improve to 0.65 time level principally as a result of the growth of the Group's total equity as a result of the profit for the period.

Maturity Profile

The maturity profile of debt of consolidated and associated companies follows.

Consolidated

	Carrying amounts		Nominal values	
US$ millions	**At 30 June 2007**	At 31 December 2006	**At 30 June 2007**	At 31 December 2006
Within one year	**694.0**	508.9	**714.2**	509.0
One to two years	**188.6**	223.6	**188.7**	223.8
Two to five years	**643.1**	319.5	**647.0**	313.4
Over five years	**98.9**	103.9	**99.9**	104.9
Total	**1,624.6**	1,155.9	**1,649.8**	1,151.1

The change in the Group's debt maturity profile at 30 June 2007 principally reflects Indofood's issuance of Rupiah 2.0 trillion (US$220.9 million) Rupiah bonds due in May 2012 and reclassification of Rupiah 1.2 trillion (US$134.8 million) of Rupiah bonds due in June 2008, together with Head Office's settlement of US$128.9 million Exchangeable Notes due in January 2010 and new bank loans of US$190.0 million and US$300.0 million due in August 2007 and December 2011, respectively.

In August 2007, a Head Office bank loan of US$190.0 million due in August 2007 was fully refinanced by a US$200.0 million bank loan with final maturity in December 2012.

Maturity Profile of Consolidated Debt 30 June 2007


6%
43%
39%
12%
US$ millions
Within one year 694.0
One to two years 188.6
Two to five years 643.1
Over five years 98.9
Total 1,624.6

Associated

	PLDT			
	Carrying amounts		Nominal values	
US$ millions	**At 30 June 2007**	At 31 December 2006	**At 30 June 2007**	At 31 December 2006
Within one year	**176.1**	334.0	**178.4**	336.9
One to two years	**281.1**	156.3	**283.5**	158.3
Two to five years	**506.1**	424.2	**511.5**	430.2
Over five years	**510.2**	719.5	**614.3**	829.9
Total	**1,473.5**	1,634.0	**1,587.7**	1,755.3

Maturity Profile of Consolidated Debt 31 December 2006


9%
44%
28%
19%
US$ millions
Within one year 508.9
One to two years 223.6
Two to five years 319.5
Over five years 103.9
Total 1,155.9

Charges on Group Assets

At 30 June 2007, certain bank and other borrowings were secured by the Group's pledged deposits, available-for-sale assets, accounts receivables and inventories with a net book value of US$123.7 million (31 December 2006: US$84.1 million). Apart from these, the Head Office's US$640.0 million (31 December 2006: US$150.0 million) bank loans were secured by the Group's interests of 14.1 per cent (31 December 2006: 4.3 per cent) in PLDT.

Financial Risk Management

Foreign Currency Risk

(A) Company risk

As the Head Office debts are currently denominated in U.S. dollars, foreign currency risk relates mainly to the receipt of cash dividends and to the translation of non-U.S. dollar denominated investments in subsidiary and associated companies.

The Company actively reviews the potential benefits of hedging based on forecast dividend flows and enters into hedging arrangements (including the use of forward exchange contracts) for managing its foreign currency exposure in respect of dividend income and payments in foreign currency on a transactional basis. However, the Company does not actively seek to hedge risks arising on the translation of foreign currency denominated investments due to the non-cash nature of such investments and the high costs associated with such hedging. Accordingly, First Pacific is exposed to the impact of foreign currency fluctuations on the translated U.S. dollar value of its foreign currency denominated investments.

With the exception of the Head Office, the principal components of the Group's net asset value (NAV) relate to investments denominated in the peso and rupiah. Accordingly, any change in these currencies, against their respective 30 June 2007 exchange rates, would have an effect on the Group's NAV in U.S. dollar terms.

The following table illustrates the estimated effect on the Group's adjusted NAV for a one per cent change of the peso and rupiah against the U.S. dollar.

Company	Effect on adjusted NAV[(i)] US$ millions	Effect on adjusted NAV per share HK cents
PLDT	28.7	6.97
Indofood	9.8	2.38
MPIC	1.1	0.27
Total	**39.6**	**9.62**

(i) Based on quoted share prices as at 30 June 2007 applied to the Group's economic interest

(B) Group risk

The Group's operating results are denominated in local currencies, principally the peso and rupiah, which are translated and consolidated to give the Group's results in U.S. dollars.

Net Debt by Currency

It is often necessary for operating entities to borrow in U.S. dollars, which results in the risk of a translation impact on local currency results. A summary of consolidated and associated companies' net debt by currency follows.

Consolidated

US$ millions	US$	Peso	Rupiah	Others	Total
Total borrowings	750.3	87.2	787.1	–	**1,624.6**
Cash and cash equivalents(i)	(398.4)	(42.2)	(131.7)	(16.9)	**(589.2)**
Net debt/(cash)	351.9	45.0	655.4	(16.9)	**1,035.4**
Representing:					
Head Office	631.4	(3.1)	–	(1.1)	**627.2**
Indofood	(249.0)	–	655.4	(15.8)	**390.6**
MPIC	(30.5)	48.1	–	–	**17.6**
Net debt/(cash)	351.9	45.0	655.4	(16.9)	**1,035.4**

Associated

US$ millions	US$	Peso	Others	Total
PLDT	1,143.3	56.3	(2.7)	**1,196.9**

(i) Includes pledged deposits and restricted cash

Analysis of Total Borrowings by Currency



5%
46%
49%

	US$ millions
Rupiah	787.1
US$	750.3
Peso	87.2
Total	**1,624.6**

As a result of unhedged U.S. dollar net debt, the Group's results are sensitive to fluctuations in U.S. dollar exchange rates. The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in the principal operating currencies of subsidiary and associated companies. This does not reflect the indirect effect of fluctuating exchange rates on revenues and input costs at the operating company level.

US$ millions	Total US$ exposure	Hedged amount	Unhedged amount	Profit effect of 1% currency change	**Group net profit effect**
PLDT	1,143.3	694.0	449.3	4.5	**0.8**
Indofood	(249.0)	–	(249.0)	(2.5)	**(0.9)**
MPIC	(30.5)	–	(30.5)	(0.3)	**(0.2)**
Head Office(i)	631.4	–	631.4	–	**–**
Total	1,495.2	694.0	801.2	1.7	**(0.3)**

(i) As the Group reports its results in U.S. dollars, unhedged U.S. dollar debt at the Head Office does not give rise to any significant exchange exposure.

Peso and Rupiah Closing Rates against the U.S. Dollar



Peso
Rupiah
45
46
47
48
49
50
51
52
53
54
8,600
8,700
8,800
8,900
9,000
9,100
9,200
9,300
9,400
9,500
Jun 06
Sep 06
Dec 06
Mar 07
Jun 07
Aug 07
Peso
Rupiah

Stock Market Indices


PCI
JCI
3,800
3,700
3,600
3,500
3,400
3,300
3,200
3,100
3,000
2,900
2,400
2,300
2,200
2,100
2,000
1,900
1,800
1,700
1,600
Dec 06
Mar 07
Jun 07
Aug 07
— Philippine Composite Index (PCI)
- - - Jakarta Composite Index (JCI)

Equity Market Risk

As the majority of the Company's investments are listed, the Company is exposed to fluctuations in the equity market values of such investments. In addition, the value of the Company's investments may be impacted by sentiment towards specific countries.

First Pacific's listed investments are located in the Philippines and Indonesia. Accordingly, in addition to operating factors within the Company's control, the Company also has an equity market risk in respect of general investor sentiment towards these countries. Changes in the stock market indices of the Philippines and Indonesia is summarized as follows.

	Philippine Composite Index	Jakarta Composite Index
At 31 December 2006	2,982.5	1,805.5
At 30 June 2007	**3,665.2**	**2,139.3**
Increase during first half of 2007	22.9%	18.5%

In January 2005, a wholly-owned Head Office subsidiary company issued a zero coupon 5-year US$199 million Exchangeable Notes guaranteed by the Company. Exchangeable Notes with face amount of US$181.6 million were converted during 2006 and the first half of 2007, leaving an outstanding principal amount of US$17.4 million as at 30 June 2007. The holders of the Exchangeable Notes have the right to exchange the Exchangeable Notes to the underlying approximately 0.3 per cent interest in PLDT and the Company has the option to settle such exchange obligation in cash or shares in PLDT. Pursuant to HKAS 39 "Financial Instruments: Recognition and Measurement", the exchangeable option embedded in the Exchangeable Notes is subject to mark-to-market fair value accounting which has a strong correlation to the changes in PLDT's share price and which generated a non-cash accounting loss of US$15.9 million in the first half of 2007. The change of such option liability is economically hedged by a corresponding change in the value of PLDT shares held by the Group generally and specifically with respect to the approximately 0.3 per cent PLDT shares underlying the Exchangeable Notes. Such a natural hedge and the corresponding change in value of the Group's shareholding in PLDT, however, is not to be reflected in the Group's financial results under HKAS 28 "Investments in Associates" as the Group's investments in and results of PLDT are equity accounted for.

The Group designated approximately 0.5 per cent interest in PLDT as financial assets at fair value through profit or loss to provide economic hedge against the changes in option liability. The change in fair value of such interest in PLDT resulted in the Group recording an accounting gain of US$8.2 million during the first half of 2007.

During the first half of 2007, MPIC issued convertible notes totaling US$37.9 million to Ashmore. Ashmore has the right to convert the convertible notes to MPIC common shares at an exercise price of Peso 1 per share. Pursuant to HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement", the conversion option embedded in the convertible notes is subject to mark-to-market fair value accounting which has a strong correlation to the changes in MPIC share price and which generated a non-cash accounting gain of US$5.5 million in the first half of 2007.

Interest Rate Risk

The Company and its operating entities are exposed to changes in interest rates to the extent that they impact the cost of variable interest rate borrowings. An analysis of this for consolidated and associated companies follows.

Interest Rate Profile


31%
69%

	US$ millions
Fixed	506.8
Variable	1,117.8
Total	**1,624.6**

Consolidated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents(i)	**Net debt**
Head Office	19.0	633.5	(25.3)	**627.2**
Indofood	461.5	345.6	(416.5)	**390.6**
MPIC	26.3	138.7	(147.4)	**17.6**
Total	506.8	1,117.8	(589.2)	**1,035.4**

Associated

US$ millions	Fixed interest rate borrowings	Variable interest rate borrowings	Cash and cash equivalents	**Net debt**
PLDT	1,143.4	330.1	(276.6)	**1,196.9**

(i) Includes pledged deposits and restricted cash

The following table illustrates the estimated effect on the Group's reported profitability for a one per cent change in average annual interest rates in respect of the variable interest rate borrowings.

US$ millions	Variable interest rate borrowings	Profit effect of 1% change in interest rates	**Group net profit effect**
Head Office	633.5	6.3	**6.3**
Indofood	345.6	3.5	**1.2**
MPIC	138.7	1.4	**0.8**
PLDT	330.1	3.3	**0.6**
Total	1,447.9	14.5	**8.9**

Share Price vs Adjusted NAV Per Share


HK$
9
8
7
6
5
4
3
2
1
0
8.39
5.65
2.20
1.36
Jun 03
Dec 03
Jun 04
Dec 04
Jun 05
Dec 05
Jun 06
Dec 06
Jun 07
— Adjusted NAV per share
- - - Share price

Adjusted NAV by Country 30 June 2007


25%
75%

	US$ millions
Philippines	2,979.6
Indonesia	983.2
Total	**3,962.8**

Adjusted NAV Per Share

There follows a calculation of the Group's underlying worth.

US$ millions	Basis	At 30 June 2007	At 31 December 2006
PLDT	(i)	**2,868.9**	2,307.3
Indofood	(i)	**983.2**	658.0
MPIC	(i)	**110.7**	117.2
Head Office			
– Receivables	(ii)	**136.0**	60.3
– Net debt		**(627.2)**	(237.9)
– Derivative liability	(iii)	**(15.5)**	(99.6)
Total Valuation		**3,456.1**	2,805.3
Number of Ordinary Shares in Issue (millions)		**3,212.1**	3,204.8
Value per share			
– U.S. dollar		**1.08**	0.88
– HK dollars		**8.39**	6.83
Company's closing share price (HK$)		**5.65**	4.04
Share price discount to HK$ value per share (%)		**32.7**	40.8

(i) Based on quoted share prices applied to the Group's economic interest
(ii) Represents receivables from DMCI-MPIC and MPIC
(iii) Represents the fair value of option element embedded in the Exchangeable Notes

Employee Information

The following information relates to the Head Office and its subsidiary companies.

For the six months ended 30 June US$ millions	2007	2006
Employee Remuneration (including Directors' Remuneration)		
Basic salaries	**77.0**	66.0
Bonuses	**19.2**	8.7
Benefits in kind	**20.2**	19.6
Pension contribution	**7.9**	9.0
Retirement and severance allowances	**3.7**	5.0
Equity-settled share option expense	**0.9**	1.4
Total	**128.9**	109.7

	2007	2006
Number of Employees		
– At 30 June	**50,668**	46,874
– Average for the period	**50,757**	46,742

For details regarding the Group's remuneration policies for Directors and senior executives, please refer to page 45 of the Company's 2006 Annual Report.

Condensed Consolidated Profit and Loss Statement

For the six months ended 30 June US$ millions	Notes	(Unaudited) **2007**	2006
Turnover	2	**1,405.9**	1,136.5
Cost of sales		**(1,075.7)**	(851.2)
Gross Profit		**330.2**	285.3
Gain on divestments and dilutions		**292.2**	17.3
Distribution costs		**(113.9)**	(95.8)
Administrative expenses		**(91.6)**	(65.6)
Other operating income/(expenses), net		**14.6**	(13.8)
Net borrowing costs	3	**(69.8)**	(58.7)
Share of profits less losses of associated companies		**87.3**	68.2
Profit Before Taxation	4	**449.0**	136.9
Taxation	5	**(55.7)**	(39.6)
Profit for the Period		**393.3**	97.3
Attributable to:			
Equity holders of the parent	6	**301.6**	72.2
Minority interest		**91.7**	25.1
		393.3	97.3
Ordinary Share Dividend	7		
U.S. 0.26 cent (2006: U.S. 0.13 cent) per share		**8.2**	4.1
Earnings Per Share Attributable to Equity Holders of the Parent (U.S. cents)	8		
Basic		**9.41**	2.26
Diluted		**9.20**	2.23

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Condensed Consolidated Balance Sheet

US$ millions	Notes	(Unaudited) At 30 June 2007	At 31 December 2006
Non-current Assets			
Property, plant and equipment	9	**833.0**	716.8
Plantations		**316.2**	275.0
Associated companies	10	**1,001.3**	471.0
Intangible assets	11	**249.4**	–
Financial assets at fair value through profit or loss	12	**60.2**	104.9
Accounts receivable, other receivables and prepayments	13	**71.5**	15.9
Goodwill		**39.6**	34.8
Prepaid land premiums		**56.6**	45.8
Available-for-sale assets		**7.5**	4.9
Deferred tax assets		**25.8**	20.3
Other non-current assets		**90.1**	106.5
		2,751.2	1,795.9
Current Assets			
Cash and cash equivalents		**480.8**	327.7
Pledged deposits and restricted cash	17(f)	**108.4**	31.3
Available-for-sale assets		**64.0**	102.1
Accounts receivable, other receivables and prepayments	13	**349.1**	259.5
Inventories		**434.2**	367.4
		1,436.5	1,088.0
Current Liabilities			
Accounts payable, other payables and accruals	14	**377.0**	300.5
Short-term borrowings		**694.0**	508.9
Provision for taxation		**19.9**	23.1
Current portion of deferred liabilities and provisions	15	**27.0**	16.6
Derivative liability	16	**33.0**	–
		1,150.9	849.1
Net Current Assets		**285.6**	238.9
Total Assets Less Current Liabilities		**3,036.8**	2,034.8
Equity			
Issued share capital		**32.1**	32.0
Other reserves		**1,009.8**	975.5
Accumulated losses		**(141.5)**	(424.8)
Equity attributable to equity holders of the parent		**900.4**	582.7
Minority interest		**689.1**	450.1
Total Equity		**1,589.5**	1,032.8
Non-current Liabilities			
Long-term borrowings		**930.6**	647.0
Deferred liabilities and provisions	15	**300.5**	92.1
Deferred tax liabilities		**200.7**	163.3
Derivative liability	16	**15.5**	99.6
		1,447.3	1,002.0
		3,036.8	2,034.8

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

On behalf of the Board of Directors

MANUEL V. PANGILINAN
Managing Director and Chief Executive Officer

5 September 2007

Condensed Consolidated Statement of Changes In Equity

US$ millions	Notes	Equity attributable to equity holders of the parent										
		Issued share capital	Share premium	Share options issued	Unrealized gains/ (losses) on available-for-sale assets	Unrealized gains/ (losses) on cash flow hedges	Exchange reserve	Capital reserve	Accumulated losses	Total	Minority interest	(Unaudited) Total equity
Balance at 1 January 2006		31.9	959.1	9.3	6.4	4.0	(50.9)	–	(577.0)	382.8	323.9	706.7
Changes in equity for 2006:												
Exchange differences on translating foreign operations		–	–	–	–	–	6.4	–	–	6.4	16.3	22.7
Unrealized gains on available-for-sale assets		–	–	–	1.3	–	–	–	–	1.3	1.3	2.6
Unrealized losses on cash flow hedges		–	–	–	–	(10.0)	–	–	–	(10.0)	–	(10.0)
Net income and expense recognized directly in equity		–	–	–	1.3	(10.0)	6.4	–	–	(2.3)	17.6	15.3
Profit for the period		–	–	–	–	–	–	–	72.2	72.2	25.1	97.3
Total recognized income and expense for the period		–	–	–	1.3	(10.0)	6.4	–	72.2	69.9	42.7	112.6
Dilution and divestment of interest in an associated company		–	–	–	–	–	0.4	–	–	0.4	–	0.4
Acquisition of subsidiary companies		–	–	–	–	–	–	–	–	–	35.9	35.9
Shares issued to minority interest by a subsidiary company		–	–	–	–	–	–	–	–	–	2.5	2.5
Change in attributable interests		–	–	–	–	–	–	–	–	–	1.5	1.5
Dividends declared to minority shareholders		–	–	–	–	–	–	–	–	–	(2.3)	(2.3)
Issue of shares upon the exercise of share options		–	0.2	(0.1)	–	–	–	–	–	0.1	–	0.1
Equity-settled share option arrangements		–	–	1.9	–	–	–	–	–	1.9	–	1.9
Dividends		–	–	–	–	–	–	–	(8.2)	(8.2)	–	(8.2)
Balance at 30 June 2006		31.9	959.3	11.1	7.7	(6.0)	(44.1)	–	(513.0)	446.9	404.2	851.1
Balance at 1 January 2007		32.0	964.2	11.3	51.9	(6.6)	(42.7)	(2.6)	(424.8)	582.7	450.1	**1,032.8**
Changes in equity for 2007:												
Exchange differences on translating foreign operations		–	–	–	–	–	27.9	–	–	27.9	(0.7)	**27.2**
Unrealized (losses)/gains on available-for-sale assets		–	–	–	(0.8)	–	–	–	–	(0.8)	5.3	**4.5**
Realized gains on available-for-sale assets		–	–	–	(3.0)	–	–	–	–	(3.0)	(6.1)	**(9.1)**
Unrealized gains on cash flow hedges		–	–	–	–	3.4	–	–	–	3.4	–	**3.4**
Net income and expense recognized directly in equity		–	–	–	(3.8)	3.4	27.9	–	–	27.5	(1.5)	**26.0**
Profit for the period		–	–	–	–	–	–	–	301.6	301.6	91.7	**393.3**
Total recognized income and expense for the period		–	–	–	(3.8)	3.4	27.9	–	301.6	329.1	90.2	**419.3**
Divestment and dilution of interest in an associated company		–	–	–	–	0.5	3.5	–	–	4.0	–	**4.0**
Dilution of interest in a subsidiary company		–	–	–	–	–	0.1	0.1	–	0.2	–	**0.2**
Acquisition of subsidiary companies	17(c)	–	–	–	–	–	–	–	–	–	8.4	**8.4**
Acquisition of a subsidiary company by a jointly-controlled entity	17(e)	–	–	–	–	–	–	–	–	–	10.8	**10.8**
Change in attributable interests		–	–	–	–	–	–	–	–	–	144.0	**144.0**
Dividends declared and paid to minority shareholders		–	–	–	–	–	–	–	–	–	(14.4)	**(14.4)**
Issue of shares upon the exercise of share options		0.1	2.3	(0.7)	–	–	–	–	–	1.7	–	**1.7**
Equity-settled share option arrangements		–	–	1.0	–	–	–	–	–	1.0	–	**1.0**
Dividends		–	–	–	–	–	–	–	(18.3)	(18.3)	–	**(18.3)**
Balance at 30 June 2007		**32.1**	**966.5**	**11.6**	**48.1**	**(2.7)**	**(11.2)**	**(2.5)**	**(141.5)**	**900.4**	**689.1**	**1,589.5**

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June US$ millions	Notes	(Unaudited) 2007	2006
Profit Before Taxation		**449.0**	136.9
Adjustments for:			
Interest expenses	3	**88.9**	68.3
Depreciation and amortization		**42.2**	31.5
Decrease in other non-current assets		**18.8**	23.0
Recognition of prepaid land premiums	4	**1.3**	1.4
Equity-settled share option expense		**0.9**	1.4
Foreign exchange and derivative losses/(gains), net	4	**0.7**	(0.4)
Gain on divestment and dilution of interest in an associated company	4	**(184.9)**	(17.3)
Gain on dilution of interest in subsidiary companies	4	**(107.3)**	–
Share of profits less losses of associated companies		**(87.3)**	(68.2)
Interest income	3	**(19.1)**	(9.6)
Gain on changes in fair value of plantations	4	**(14.9)**	(30.0)
(Increase)/decrease in accounts receivable, other receivables and prepayments (Non-current)		**(1.8)**	3.9
Dividend income from financial assets at fair value through profit or loss	4	**(0.9)**	(0.5)
Gain on sale of property, plant and equipment	4	**(0.7)**	(0.7)
Loss on changes in fair value of non-current assets held for sale	4	**–**	0.6
Others		**(10.5)**	13.1
		174.4	153.4
(Increase)/decrease in working capital[(i)]		**(127.8)**	18.4
Net cash generated from operations		**46.6**	171.8
Interest received		**17.2**	7.8
Interest paid		**(61.7)**	(55.2)
Tax paid		**(42.5)**	(15.8)
Net Cash (Outflow)/Inflow from Operating Activities		**(40.4)**	108.6
Dividend received from an associated company		**51.8**	23.3
Proceeds from divestment principally of financial assets at fair value through profit or loss		**49.1**	–
Proceeds from disposal of available-for-sale assets (Current)		**30.9**	–
Proceeds from sale of property, plant and equipment		**1.1**	6.3
Dividend received from financial assets at fair value through profit or loss		**0.9**	0.5
Increased investment in an associated company	17(a)	**(507.3)**	(6.1)
Loans to a jointly-controlled entity		**(48.0)**	–
Purchase of property, plant and equipment		**(37.5)**	(27.2)
Increased investment in a subsidiary company	17(b)	**(25.6)**	–
Acquisition of subsidiary companies	17(c)	**(13.1)**	(31.7)
Investment in plantations		**(10.4)**	–
Deposit for acquisition of a subsidiary company	17(d)	**(5.9)**	–
Acquisition of a subsidiary company by a jointly-controlled entity	17(e)	**(2.9)**	–
Acquisition of available-for-sale assets (Current)		**(2.3)**	(0.3)
Loans to associated companies		**(1.8)**	(1.1)
Acquisition of assets designated as financial assets at fair value through profit or loss		**–**	(66.5)
Net Cash Outflow from Investing Activities		**(521.0)**	(102.8)
Net borrowings raised		**537.5**	9.2
Shares issued to minority interest by subsidiary companies		**264.0**	2.5
Issue of shares upon the exercise of share options		**1.7**	0.1
(Increase)/decrease in pledged deposits and restricted cash		**(77.1)**	0.2
Dividends paid to shareholders		**(18.3)**	(8.2)
Payments in respect of financing arrangements		**(6.0)**	–
Dividends paid to minority interest by subsidiary companies		**(0.4)**	–
Net Cash Inflow from Financing Activities		**701.4**	3.8
Net Increase in Cash and Cash Equivalents		**140.0**	9.6
Cash and cash equivalents at 1 January		**327.7**	296.0
Exchange translation		**–**	4.2
Cash and Cash Equivalents at 30 June		**467.7**	309.8
Representing			
Cash and cash equivalents per the condensed consolidated balance sheet		**480.8**	309.8
Less time deposits with original maturity of more than three months when acquired		**(13.1)**	–
		467.7	309.8

(i) Changes in working capital are stated excluding movements due to acquisition and disposal of subsidiary companies.

The accompanying notes form an integral part of these Condensed Interim Financial Statements.

1. Basis of Preparation and Changes in Accounting Policies

(a) Basis of Preparation

The Condensed Interim Financial Statements have been prepared in accordance with Hong Kong Accounting Standard (HKAS) 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (HKICPA) and the disclosure requirements of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the Listing Rules) issued by The Stock Exchange of Hong Kong Limited (SEHK). The Condensed Interim Financial Statements have been prepared on a basis consistent with the accounting policies adopted in the Group's 2006 audited Financial Statements and the new accounting policy adopted in 2007 in relation to intangible assets as described in Note 11.

(b) Impact of New and Revised HKFRSs

Certain changes to Hong Kong Generally Accepted Accounting Principles (GAAP) have been implemented during 2007 as a consequence of the following new and revised HKASs, Hong Kong Financial Reporting Standards (HKFRSs) and Hong Kong (International Financial Reporting Interpretations Committee)-Interpretations (HK(IFRIC)-Ints) issued by the HKICPA:

HKAS 1 Amendment	"Capital Disclosures"[i]
HKFRS 7	"Financial Instruments: Disclosures"[i]
HK(IFRIC)-Int 7	"Applying the Restatement Approach under HKAS 29 Financial Reporting in Hyperinflationary Economies"[ii]
HK(IFRIC)-Int 8	"Scope of HKFRS 2"[iii]
HK(IFRIC)-Int 9	"Reassessment of Embedded Derivatives"[iv]
HK(IFRIC)-Int 10	"Interim Financial Reporting and Impairment"[v]

(i) *Effective for annual accounting periods commencing on or after 1 January 2007*
(ii) *Effective for annual accounting periods commencing on or after 1 March 2006*
(iii) *Effective for annual accounting periods commencing on or after 1 May 2006*
(iv) *Effective for annual accounting periods commencing on or after 1 June 2006*
(v) *Effective for annual accounting periods commencing on or after 1 November 2006*

The adoption of the above pronouncements has had no effect on both the profit attributable to equity holders of the parent for the periods ended 30 June 2007 and 30 June 2006 and equity attributable to equity holders of the parent at 30 June 2007 and 31 December 2006.

(c) Impact of Issued but not yet Effective HKFRSs

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these Condensed Interim Financial Statements.

HKAS 23 (Revised)	"Borrowing Costs"
HKFRS 8	"Operating Segments"
HK(IFRIC)–Int 11	"HKFRS 2 – Group and Treasury Share Transactions"
HK(IFRIC)–Int 12	"Service Concession Arrangements"

HKAS 23 (Revised) shall be applied for annual periods beginning on or after 1 January 2009. The main change is the removal of the option of immediately recognizing as an expense borrowing costs that relate to assets that take a substantial period of time to get ready for use or sale. An entity is, therefore, required to capitalize borrowing costs as part of the cost of such assets.

HKFRS 8 shall be applied for annual periods beginning on or after 1 January 2009. The standard adopts a management approach to reporting segment information. The information reported would be that which management uses internally for evaluating the performance of operating segments and allocating resources to those segments. HKFRS 8 will replace HKAS 14 "Segment Reporting".

HK(IFRIC)–Int 11 shall be applied for annual periods beginning on or after 1 March 2007. This interpretation requires arrangements whereby an employee is granted rights to an entity's equity instruments to be accounted for as an equity-settled scheme by the entity even if (a) the entity chooses or is required to buy those equity instruments (e.g. treasury shares) from another party, or (b) the shareholder(s) of the entity provide the equity instruments needed.

HK(IFRIC)–Int 12 shall be applied for annual periods beginning on or after 1 January 2008. This interpretation covers contractual arrangements arising from private entities providing public services.

The Group has not early adopted the above new and revised HKFRSs in the Condensed Interim Financial Statements for the six months ended 30 June 2007. The Company has already commenced an assessment of the impact of these new and revised HKFRSs but is not yet in a position to state whether these new and revised HKFRSs would have a significant impact on its results of operations and financial position and presentation of consolidated financial statements. However, the Company has already concluded that the adoption of HK(IFRIC)-Int 12 will affect its results of operations and financial position for the annual periods beginning on 1 January 2008 as a result of a change in its accounting treatments in relation to Maynilad Water Services, Inc. (Maynilad)'s service concession arrangement. For details of Maynilad's service concession arrangement, please refer to Note 11.

2. Turnover and Segment Information

For the six months ended 30 June US$ millions	**2007**	2006
Turnover		
Sale of goods and properties	**1,369.7**	1,117.2
Rendering of services	**36.2**	19.3
Total	**1,405.9**	1,136.5

Segment information, relating to the Group's business and geographic segments, is analyzed as follows. Analysis by business segment is the Group's primary segment reporting format as this is more relevant to the Group when making operational and financial decisions. Details of the Group's principal investments are provided on page 52.

By Principal Business Activity – 2007

For the six months ended 30 June US$ millions	Telecom-munications	Consumer Food Products	Infrastructure and Property	Head Office	**2007 Total**
Profit and Loss					
Segment revenue – turnover	–	1,354.6	51.3	–	**1,405.9**
Segment results	–	224.3	45.1	162.1	**431.5**
Net borrowing costs					**(69.8)**
Share of profits less losses of associated companies	87.5	(0.4)	0.2	–	**87.3**
Profit before taxation					**449.0**
Taxation					**(55.7)**
Profit for the period					**393.3**
Other Information					
Capital expenditure	–	25.9	11.5	0.1	**37.5**
Depreciation and amortization	–	30.1	11.9	0.2	**42.2**
Foreign exchange and derivative losses	–	–	–	8.3	**8.3**
Other non-cash expenses	–	9.3	2.8	0.9	**13.0**

By Principal Geographical Market – 2007

For the six months ended 30 June US$ millions	The Philippines	Indonesia	Hong Kong	**2007 Total**
Segment revenue – turnover	51.3	1,354.6	–	**1,405.9**
Capital expenditure	11.5	25.9	0.1	**37.5**

By Principal Business Activity – 2006

For the six months ended 30 June US$ millions	Telecom-munications	Consumer Food Products	Infrastructure and Property	Head Office	2006 Total
Profit and Loss					
Segment revenue – turnover	–	1,104.7	31.8	–	1,136.5
Segment results	–	135.3	(8.1)	0.2	127.4
Net borrowing costs					(58.7)
Share of profits less losses of associated companies	68.9	(0.8)	0.1	–	68.2
Profit before taxation					136.9
Taxation					(39.6)
Profit for the period					97.3
Other Information					
Capital expenditure	–	19.6	3.9	1.7	25.2
Depreciation	–	28.5	3.0	–	31.5
Foreign exchange and derivative losses	–	–	–	5.1	5.1
Other non-cash expenses	–	1.0	9.4	1.4	11.8

By Principal Geographical Market – 2006

For the six months ended 30 June US$ millions	The Philippines	Indonesia	Hong Kong	2006 Total
Segment revenue – turnover	31.8	1,104.7	–	1,136.5
Capital expenditure	3.9	19.6	1.7	25.2

3. Net Borrowing Costs

For the six months ended 30 June US$ millions	**2007**	2006
Bank loans and other loans		
– Wholly repayable within five years	**85.0**	64.1
– Not wholly repayable within five years	**3.9**	4.2
Total Borrowing Costs	**88.9**	68.3
Less interest income	**(19.1)**	(9.6)
Net Borrowing Costs	**69.8**	58.7

4. Profit Before Taxation

For the six months ended 30 June US$ millions	**2007**	2006
Profit Before Taxation is Stated after (Charging)/Crediting		
Cost of inventories sold	**(875.0)**	(669.8)
Employee remuneration	**(128.9)**	(109.7)
Depreciation (Note 9)	**(37.1)**	(31.5)
Cost of services rendered	**(23.1)**	(18.9)
Impairment (included in other operating income/(expenses), net)		
– Goodwill	**(8.4)**	–
– Associated companies	**(2.8)**	(5.0)
Amortization of intangible assets	**(5.1)**	–
Recognition of prepaid land premiums	**(1.3)**	(1.4)
Impairment of accounts receivable (included in distribution costs)	**(0.9)**	(2.1)
Foreign exchange and derivative (losses)/gains, net (Note 6)	**(0.7)**	0.4
Gain on divestment and dilution of interest in an associated company	**184.9**	17.3
Gain on dilution of interest in subsidiary companies	**107.3**	–
Excess over the cost of a business combination recognized as income (included in other operating income/(expenses), net) (Note 17(e))	**35.0**	–
Gain on changes in fair value of plantations	**14.9**	30.0
Realized gain on sale of available-for-sale assets	**9.1**	0.2
Dividend income from financial assets at fair value through profit or loss	**0.9**	0.5
Gain on sale of property, plant and equipment	**0.7**	0.7
Impairment of property, plant and equipment (Note 9)	**–**	(2.7)
Loss on changes in fair value of non-current assets held for sale	–	(0.6)

5. Taxation

No Hong Kong profits tax (2006: Nil) has been provided as the Group had no estimated assessable profits (2006: Nil) in Hong Kong for the period. Taxation on assessable profits generated outside Hong Kong has been provided at the rates of taxation prevailing in the countries in which the Company's subsidiary companies and jointly-controlled entities operate.

For the six months ended 30 June US$ millions	**2007**	2006
Subsidiary Companies – Overseas		
Current taxation	**38.1**	20.0
Deferred taxation	**16.8**	19.6
Subtotal	**54.9**	39.6
Jointly-controlled Entities – Overseas		
Current taxation	**(0.1)**	–
Deferred taxation	**0.9**	–
Subtotal	**0.8**	–
Total	**55.7**	39.6

Included within the share of profits less losses of associated companies is taxation of US$46.4 million (2006: US$13.7 million) and which is analyzed as follows.

For the six months ended 30 June US$ millions	**2007**	2006
Associated Companies – Overseas		
Current taxation	**26.2**	21.0
Deferred taxation	**20.2**	(7.3)
Total	**46.4**	13.7

6. Profit Attributable to Equity Holders of the Parent

The profit attributable to equity holders of the parent includes US$0.8 million net foreign exchange and derivative gains (2006: US$3.7 million losses), which comprise a US$8.2 million gain (2006: a US$3.3 million loss) on changes in the fair value of certain PLDT shares designated as financial assets at fair value through profit or loss, partly offset by US$7.4 million (2006: US$0.4 million) of losses on changes in the fair values of derivatives and the translation of the unhedged foreign currency denominated borrowings, and US$216.1 million (2006: US$6.9 million) of net non-recurring gains.

Analysis of Foreign Exchange and Derivative (Losses)/Gains

For the six months ended 30 June US$ millions	**2007**	2006
Foreign exchange and derivative (losses)/gains		
– Subsidiary companies (Note 4)	**(0.7)**	0.4
– Associated companies	**4.4**	(0.9)
Subtotal	**3.7**	(0.5)
Attributable to taxation and minority interest	**(2.9)**	(3.2)
Total	**0.8**	(3.7)

The non-recurring gains of US$216.1 million for 2007 mainly comprise a gain on divestment of the Group's interest in PLDT of US$153.3 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares, and a gain on dilution of the Group's effective interest in Indofood's oils and plantations businesses of US$54.4 million. 2006's non-recurring gains of US$6.9 million mainly comprise a gain on dilution upon the conversion of PLDT's convertible preference shares of US$10.2 million and a gain on divestment of the Group's interest in PLDT of US$7.1 million on settlement of certain Head Office's Exchangeable Notes with PLDT shares.

7. Ordinary Share Dividend

At a meeting held on 5 September 2007, the Directors declared an interim cash dividend of U.S. 0.26 cent (2006: U.S. 0.13 cent) per ordinary share.

8. Earnings Per Share Attributable to Equity Holders of the Parent

The calculation of basic earnings per share amount is based on the profit for the period attributable to equity holders of the parent of US$301.6 million (2006: US$72.2 million), and the weighted average number of 3,206.1 million (2006: 3,189.0 million) ordinary shares in issue during the period.

The calculation of diluted earnings per share is based on: (i) profit for the period attributable to equity holders of the parent of US$301.6 million (2006: US$72.2 million) reduced by US$0.2 million (2006: US$0.2 million) in respect of the dilutive impact from the exercise of share options issued by its associate PLDT and (ii) a share base equal to the aggregate of the weighted average number of 3,206.1 million (2006: 3,189.0 million) ordinary shares in issue during the period (as used in the basic earnings per share calculation) and the weighted average of 68.4 million (2006: 46.9 million) ordinary shares assumed to have been issued at no consideration on the deemed exercise of all share options of the Company during the period.

The impact upon full conversion of Head Office's Exchangeable Notes, MPIC's warrants and convertible notes, and the convertible notes issued by DMCI-MPIC Water Company Inc. (DMCI-MPIC) (a 50.0 per cent owned jointly-controlled entity of MPIC) has not been taken into account in calculating the diluted earnings per share because their anti-dilutive effect on the basic earnings per share for the period would actually increase the earnings per share.

9. Property, Plant and Equipment

The movements in property, plant and equipment are set out below.

US$ millions	**2007**	2006
At 1 January	**716.8**	622.9
Exchange translation	**2.6**	32.6
Additions	**37.5**	25.2
Disposals	**(0.4)**	(1.1)
Acquisition of subsidiary companies (Note 17(c))	**2.4**	94.8
Acquisition of a subsidiary company by a jointly-controlled entity (Note 17(e))	**111.2**	–
Depreciation (Note 4)	**(37.1)**	(31.5)
Impairment (Note 4)	**–**	(2.7)
At 30 June	**833.0**	740.2

10. Associated Companies

US$ millions	At 30 June 2007	At 31 December 2006
PLDT	**989.4**	456.4
MPIC's associated companies	**8.0**	8.6
Others	**3.9**	6.0
Total	**1,001.3**	471.0

11. Intangible Assets

The intangible assets represent Maynilad's concession assets. The asset value represents MPIC's 50.0 per cent share of the fair value of the concession of an exclusive right granted by Metropolitan Waterworks and Sewerage System (MWSS) on behalf of the Philippine Government to Maynilad, to supply water and sewerage services in the area of West Metro Manila. Maynilad is an 84.0 per cent owned subsidiary company acquired by DMCI-MPIC in January 2007, whereas DMCI-MPIC is a 50.0 per cent owned jointly-controlled entity of MPIC. The intangible assets are amortized on the basis of the fair value of the concession over the projected billable water volume during the remaining concession period.

12. Financial Assets at Fair Value Through Profit or Loss

The amount represents the fair value, determined based on a quoted market price, of certain PLDT shares designated as financial assets at fair value through profit or loss to offset against the exposure arising from changes in the fair value of the option element embedded in the Head Office's Exchangeable Notes. The Directors consider that such a designation is appropriate since the change in value of such assets will have a strong correlation with any change in the fair value of the option embedded in the Exchangeable Notes.

13. Accounts Receivable, Other Receivables and Prepayments

Included in accounts receivable, other receivables and prepayments are trade receivables of US$223.9 million (31 December 2006: US$173.1 million), with an ageing profile as below.

US$ millions	At 30 June 2007	At 31 December 2006
0 to 30 days	**184.4**	148.4
31 to 60 days	**7.3**	4.8
61 to 90 days	**3.4**	2.8
Over 90 days	**28.8**	17.1
Total	**223.9**	173.1

Indofood allows export customers an average of 30 days of credit. MPIC collects contract receivables related to property sales by installments over periods ranging between one and five years.

14. Accounts Payable, Other Payables and Accruals

Included in accounts payable, other payables and accruals are trade payables of US$132.7 million (31 December 2006: US$135.1 million), with an ageing profile as below.

US$ millions	At 30 June 2007	At 31 December 2006
0 to 30 days	**118.5**	129.0
31 to 60 days	**5.5**	0.4
61 to 90 days	**0.7**	0.7
Over 90 days	**8.0**	5.0
Total	**132.7**	135.1

15. Deferred Liabilities and Provisions

US$ millions	Pension	Deferred income	Long-term payables	Others	2007 Total	2006 Total
At 1 January	62.8	22.4	9.8	13.7	**108.7**	108.0
Exchange translation	0.3	–	10.9	0.1	**11.3**	3.0
Additions	7.9	–	13.2	1.4	**22.5**	11.8
Acquisition of subsidiary companies (Note 17(c))	–	–	–	–	**–**	0.2
Acquisition of a subsidiary company by a jointly-controlled entity (Note 17(e))	6.3	12.3	171.1	–	**189.7**	–
Payment and utilization	(0.5)	(0.7)	(2.2)	(1.3)	**(4.7)**	(18.5)
At 30 June	76.8	34.0	202.8	13.9	**327.5**	104.5
Presented As:						
Current Portion	–	1.3	11.8	13.9	**27.0**	5.9
Non-current Portion	76.8	32.7	191.0	–	**300.5**	98.6
Total	76.8	34.0	202.8	13.9	**327.5**	104.5

The pension relates to accrued liabilities in relation to retirement schemes and long service payments.

The deferred income relates to an upfront service fee received by Asia Link B.V. (ALBV), a wholly-owned subsidiary company of the Company, from Smart Communications, Inc. (Smart), a wholly-owned subsidiary company of PLDT, in respect of their arrangement for a service agreement (Note 20(f)) and Maynilad's excess collection of revenue from customers.

The long-term payables mainly relate to Maynilad's concession fees payable to MWSS, MPIC's estimated liabilities for property development and Indofood's accrued costs for dismantlement, removal or restoration in relation to property, plant and equipment.

The others mainly relate to a restructuring provision and provisions for warranty claims. The restructuring provision relates to the restructuring of the Group's shareholding structure in PLDT. The amount of the provision for the restructuring is estimated based on the anticipated transaction costs required to complete the restructuring. The estimation basis is reviewed on an ongoing basis and revised as appropriate.

16. Derivative Liability

The derivative liability included under Current liabilities represents the fair value of the conversion options embedded in the convertible notes issued by MPIC. The derivative liability included under Non-current liabilities represents the fair value of the exchangeable option embedded in the Exchangeable Notes issued by First Pacific Finance Limited, a wholly-owned subsidiary company of the Company.

(a) The conversion option of MPIC's convertible notes qualified as an embedded derivative under HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". Upon initial recognition, the fair value of the option of US$44.5 million is identified and accounted for separately from the face value of the note instrument. The fair value of the option liability was remeasured to US$33.0 million on a mark-to-market basis at 30 June 2007. The decrease during the period primarily reflects a decrease in MPIC share price.

(b) The exchangeable option of the Exchangeable Notes qualified as an embedded derivative under HKAS 39 "Financial Instruments: Recognition and Measurement". Upon initial recognition, the fair value of the option of US$13.9 million is identified and accounted for separately from the fair value of the bond instrument. The fair value of the option liability was remeasured to US$15.5 million (31 December 2006: US$99.6 million) on a mark-to-market basis at 30 June 2007. The decrease during the period primarily reflects an amount realized upon partial settlement of the Exchangeable Notes, partly offset by an increase in PLDT share price.

17. Notes to the Condensed Consolidated Cash Flow Statement

(a) Increased Investment in an Associated Company

The cash outflow of US$507.3 million (2006: US$6.1 million) relates to the Group's increased investment in PLDT.

(b) Increased Investment in a Subsidiary Company

The cash outflow of US$25.6 million relates to Indofood's increased interest in Pascari Pte Ltd (PPL), a shipping company, from 55.0 per cent to 90.0 per cent in April 2007.

(c) Acquisition of Subsidiary Companies

US$ millions	Fair value recognized on acquisition: 2007 Indofood's acquisition of PT Swadaya Bhakti Negaramas (SBN), PT Mentari Subur Abadi (MSA) and PT Mega Citra Perdana (MCP) and their subsidiary companies Total	Fair value recognized on acquisition: 2006 Indofood's acquisition of PPL and PT Sarana Inti Pratama and its subsidiary companies and others Total	Carrying amount immediately before the acquisition: 2007 Total	Carrying amount immediately before the acquisition: 2006 Total
Consideration				
Cash and cash equivalents	**13.8**	42.0		
Accounts receivable, other receivables and prepayments (Current)	**–**	15.5		
Other non-current assets	**–**	5.2		
Total	**13.8**	62.7		
Net Assets				
Property, plant and equipment (Note 9)	**2.4**	94.8	**2.2**	38.2
Plantations	**16.9**	26.4	**13.5**	3.6
Accounts receivable, other receivables and prepayments (Non-current)	**–**	2.9	**–**	2.9
Prepaid land premiums	**10.3**	1.9	**0.2**	1.4
Deferred tax assets	**0.2**	1.0	**0.2**	1.0
Other non-current assets	**0.7**	6.0	**0.7**	5.2
Cash and cash equivalents	**0.7**	10.3	**0.7**	10.3
Accounts receivable, other receivables and prepayments (Current)	**1.3**	1.6	**1.3**	1.6
Inventories	**0.7**	0.6	**0.7**	0.6
Accounts payable, other payables and accruals	**(8.0)**	(9.8)	**(8.0)**	(9.8)
Short-term borrowings	**(0.1)**	(15.1)	**(0.1)**	(15.1)
Provision for taxation	**–**	(0.1)	**–**	(0.1)
Long-term borrowings	**–**	(4.2)	**–**	(4.2)
Deferred liabilities and provisions (Note 15)	**–**	(0.2)	**–**	(0.2)
Deferred tax liabilities	**(4.1)**	(24.8)	**–**	–
Total Net Assets	**21.0**	91.3	**11.4**	35.4
Minority interest	**(8.4)**	(35.9)		
Total Share of Net Assets Acquired at Fair Value	**12.6**	55.4		
Goodwill	**1.2**	7.3		
Net Outflow of Cash and Cash Equivalents per the Condensed Consolidated Cash Flow Statement	**(13.1)**	(31.7)		

In March 2007, PT Salim Ivomas Pratama (SIMP), a 64.2 per cent-owned subsidiary company of Indofood, acquired a 60.0 per cent interest in SBN, MSA and MCP and their subsidiary companies at Rupiah 125 billion (US$13.8 million). SBN, MSA and MCP and their subsidiary companies engage in plantation operations in Indonesia and own approximately 85,500 hectares of plantation land.

Since the date of acquisitions, the above acquired companies recorded a loss for the period of US$0.6 million, which is included in the profit and loss of the Group. If all of the above acquisitions had taken place on 1 January 2007, the turnover and profit for the period of the Group for the period ended 30 June 2007 would have been US$1,405.9 million and US$393.4 million, respectively. The subsidiary companies acquired during the period had net cash outflows from operating and investing activities of US$3.6 million and US$6.6 million, respectively and had a cash inflow of US$14.9 million in respect of financing activities during the period.

(d) Deposit for Acquisition of a Subsidiary Company

The deposit relates to Indofood's payment for the acquisition of a 70.0 per cent interest in Mitra Inti Sejati Plantation (MISP). MISP engages in plantation operations in Indonesia and owns approximately 16,000 hectares of plantation land.

(e) Acquisition of a Subsidiary Company by a Jointly-controlled Entity

	DMCI-MPIC's acquisition of Maynilad	
US$ millions	**Fair value recognized on acquisition**	**Carrying amount immediately before the acquisition**
50 Per Cent Share of Consideration		
Cash and cash equivalents	**22.9**	
50 Per Cent Share of Net Assets		
Property, plant and equipment (Note 9)	**111.2**	**62.1**
Intangible assets	**231.8**	**–**
Deferred tax assets	**2.3**	**2.3**
Other non-current assets	**0.7**	**131.3**
Cash and cash equivalents	**20.0**	**20.0**
Cash and cash equivalents (Time deposits with original maturity of more than three months when acquired)	**8.3**	**8.3**
Accounts receivable, other receivables and prepayments (Current)	**23.4**	**23.2**
Accounts payable, other payables and accruals	**(37.1)**	**(37.1)**
Short-term borrowings	**(13.7)**	**(13.7)**
Current portion of deferred liabilities and provisions (Note 15)	**(19.4)**	**(19.4)**
Long-term borrowings	**(75.0)**	**(75.0)**
Deferred liabilities and provisions (Note 15)	**(170.3)**	**(68.7)**
Deferred tax liabilities	**(13.5)**	**–**
Minority interest	**(10.8)**	**(5.3)**
Total share of Net Assets Acquired at Fair Value	**57.9**	**28.0**
Excess over the Cost of a Business Combination Recognized as Income (Note 4)	**35.0**	
Net Outflow of Cash and Cash Equivalents per the Condensed Consolidated Cash Flow Statement	**(2.9)**	

In January 2007, DMCI-MPIC acquired an 84.0 per cent interest in Maynilad. Maynilad holds an exclusive concession, granted by MWSS on behalf of the Philippine Government, to provide water and sewerage services in the area of West Metro Manila.

(f) Pledged Deposits and Restricted Cash

At 30 June 2007, the Group had US$108.4 million (31 December 2006: US$30.0 million) pledged bank deposits and nil (31 December 2006: US$1.3 million) cash which was restricted as to use. All of the US$108.4 million (31 December 2006: US$30.0 million) of the pledged deposits are expected to be released within one year from 30 June 2007 and required to be classified as current assets.

(g) Major Non-cash Transaction

During the period, the Group settled US$128.9 million of Head Office's Exchangeable Notes through the transfer of 2.4 per cent PLDT shares.

18. Commitments and Contingent Liabilities

(a) Capital Expenditure

US$ millions	**At 30 June 2007**	At 31 December 2006
Commitments in respect of subsidiary companies:		
Authorized, but not contracted for	**41.1**	179.1
Contracted, but not provided for	**110.3**	4.8
Total	**151.4**	183.9

The Group's capital expenditure commitments principally relate to Indofood's and Maynilad's purchase of property, plant and equipment.

(b) Contingent Liabilities

At 30 June 2007, neither the Group nor the Company had any significant contingent liabilities (31 December 2006: Nil).

19. Share Options

Particulars of the share options of the Company and its subsidiary companies granted to the Directors and senior executives of the Company and its subsidiary companies at 30 June 2007 are set out below.

(a) Particulars of the Company's Share Option Scheme

Company	Share options held at 1 January 2007	Share options exercised during the period	Share options held at 30 June 2007	Share options exercise price (HK$)	Market price at date of grant (HK$)	Market price during the period of exercise (HK$)	Grant date	Fully vested by	Exercisable from	Exercisable until
Executive Directors										
Manuel V. Pangilinan	31,800,000	-	**31,800,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Edward A. Tortorici	17,680,000	-	**17,680,000**	1.76	1.76	-	1 June 2004	December 2008	June 2005	May 2014
Robert C. Nicholson	24,500,000	(4,200,000)	**20,300,000**	1.76	1.76	5.88	1 June 2004	December 2008	June 2005	May 2014
Non-executive Directors										
Ambassador Albert F. del Rosario	2,840,000	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Benny S. Santoso	2,840,000	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Independent Non-executive Directors										
Graham L. Pickles	1,000,000	(1,000,000)	-	1.76	1.76	5.18-5.39	1 June 2004	June 2005	June 2005	May 2014
Edward K.Y. Chen, *GBS, CBE, JP*	2,840,000	-	**2,840,000**	1.76	1.76	-	1 June 2004	June 2005	June 2005	May 2014
Senior Executives	32,286,000	(2,154,000)	**30,132,000**	1.76	1.76	4.42-6.05	1 June 2004	December 2008	June 2005	May 2014
	4,500,000	-	**4,500,000**	3.275	3.25	-	7 June 2006	December 2010	June 2007	June 2016
Total	120,286,000	(7,354,000)	**112,932,000**							

(b) Particulars of Metro Pacific Corporation's Share Option Scheme

METRO PACIFIC CORPORATION	Share options held at 1 January 2007	Share options canceled during the period	**Share options held at 30 June 2007**	Share options exercise price[(i)] (Peso)	Market price at date of grant[(i)] (Peso)	Grant date	Exercisable from	Exercisable until
Senior Executives	2,401	–	**2,401**	69.2	71.4	1 August 1997	August 1997	August 2007

(i) Price adjusted for a 20-to-1 share consolidation occurred in August 2006

The exercise period for the outstanding Metro Pacific Corporation options expired in August 2007.

(c) Particulars of MPIC's Share Option Scheme

On 14 June 2007, the shareholders of MPIC approved a share option scheme under which MPIC directors may, at their discretion, invite executives of MPIC upon the regularization of employment of eligible executives, to take up share options of MPIC to obtain an ownership interest in MPIC and for the purpose of long-term employment motivation. The scheme is valid for ten years and became effective on 14 June 2007.

The maximum number of shares on which options may be granted under the scheme may not exceed 10 per cent of the issued share capital of MPIC from time to time. The aggregate number of shares which may be issued upon exercise of the options granted and to be granted to any eligible participant (whether or not already an option holder) in any 12-month period shall not exceed one per cent of the shares in issue at the relevant time.

The exercise price in relation to each option granted under the scheme shall be determined by MPIC directors at their absolute discretion, but in any event shall not be less than (i) the closing price of MPIC shares for one or more board lots of such MPIC shares on the Philippine Stock Exchange (PSE) on the option grant date; (ii) the average closing price of MPIC share for one or more board lots of such MPIC shares on the PSE for the five business days on which dealings in the MPIC shares are made immediately preceding the option grant date; or (iii) the par value of the MPIC shares, whichever is higher.

Up to 5 September 2007, no share options have been granted under the scheme.

Other than as disclosed above, at no time during the period was the Company or any of its subsidiary companies a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate and none of the Directors or their spouses or minor children had any right to subscribe for securities of the Company, or had exercised any such right during the period.

20. Related Party Transactions

Significant related party transactions entered into by the Group during the period are disclosed as follows:

(a) In November 2006, Metro Pacific Holdings Inc. (MPHI), a company in which the Company has a 100 per cent economic interest, advanced US$60.3 million to MPIC for the purpose of financing MPIC's bidding for Maynilad. In January 2007, MPIC repaid US$30.3 million of the advance and converted the remaining amount of US$30.0 million into MPIC convertible notes. In May 2007, MPHI subscribed for US$10.0 million additional convertible notes issued by MPIC for the purpose of financing MPIC's investment in convertible notes issued by Medical Doctors, Inc. (MDI). MDI operates and manages the Makati Medical Center, one of the premier hospitals in the Philippines. The convertible notes issued by MPIC have a maturity period of one year and can be converted into MPIC's common shares at their par value of Peso 1 per MPIC share during the terms of the notes.

(b) During 2007, the Company (i) advanced US$76.0 million to DMCI-MPIC and (ii) subscribed for US$20.0 million convertible notes issued by DMCI-MPIC for the purpose of funding the standby letters of credit required for DMCI-MPIC's acquisition of Maynilad. The convertible notes issued by DMCI-MPIC have a maturity period of three years and can be converted into DMCI-MPIC's common shares at their par value of Peso 1 per DMCI-MPIC common share during the terms of the notes.

(c) On 28 February 2007, after obtaining the approval from the Company's shareholders at a special general meeting, the Group completed the acquisition of an approximately 46 per cent additional interest in Philippine Telecommunications Investment Corporation (PTIC), which represents approximately 6.4 per cent interest in PLDT, at a total consideration of approximately US$510 million. The acquisition was made in the context of a public auction by the Philippine Government of its approximately 46 per cent interest in PTIC with the Group exercising the "right to match" the highest bid received in the auction.

(d) On 9 March 2007, SIMP purchased a 60.0 per cent interest in several plantation companies owning approximately 85,500 hectares of plantation land at a consideration of Rupiah 125 billion (US$13.8 million) from Rascal Holdings Limited (Rascal), a company owned by the Chairman of the Company.

(e) In April 2007, Indofood increased its interest in PPL from 55.0 per cent to 90.0 per cent for US$25.6 million. Please refer to Note 17(b) for details.

(f) ALBV has a technical assistance agreement with Smart for ALBV to provide Smart with technical support services and assistance in the operations and maintenance of cellular mobile telecommunication services for a period of four years from 23 February 2004, subject to renewal upon mutual agreement between the parties. The agreement provides for quarterly payments of technical service fees equivalent to one per cent (2006: one per cent) of the consolidated net revenue of Smart.

ALBV also has an existing service agreement with Smart for a period of 25 years starting on 1 January 1999, which shall expire unless renewed by mutual agreement of both parties. Under the agreement, ALBV provides advice and assistance to Smart in sourcing capital equipment and negotiating with international suppliers, arranging international financing and other services therein consistent with and for the furtherance of the objectives of the services. Service agreement fees were prepaid for the whole 25-year period.

The total fees under these arrangements amounted to Pesos 300 million (US$6.3 million) for the period ended 30 June 2007 (30 June 2006: Pesos 299 million or US$5.7 million). At 30 June 2007, ALBV had an outstanding receivable under the technical assistance agreement amounting to Pesos 7 million (US$0.2 million) (31 December 2006: Pesos 128 million or US$2.6 million). At 30 June 2007, the outstanding prepaid management fees amounted to Pesos 843 million (US$18.2 million) (31 December 2006: Pesos 869 million or US$17.7 million).

(g) In the ordinary course of business, Indofood has engaged in trade transactions with certain of its associated and affiliated companies, the majority of which are related to the Salim Family either through direct and/or common share ownership and common management. Mr. Anthoni Salim is the Chairman and a substantial shareholder of the Company and is the President Director and Chief Executive Officer of Indofood.

All significant transactions with related parties, whether or not conducted under normal terms and conditions similar to those with non-related parties, are disclosed as follows:

Nature of Transactions For the six months ended 30 June US$ millions	**2007**	2006
Profit and Loss Items		
Sales of finished goods		
– to associated companies	**14.3**	24.7
– to affiliated companies	**21.1**	21.0
Purchases of raw materials		
– from associated companies	**21.3**	18.3
– from affiliated companies	**3.7**	1.8
Management and technical service fee income and royalty income		
– from associated companies	**0.4**	0.3
– from affiliated companies	**1.0**	0.5
Insurance expenses		
– to affiliated companies	**1.3**	1.6
Rental expenses		
– to affiliated companies	**0.7**	0.6
Transportation and pump service expenses		
– to affiliated companies	**0.3**	0.2

Approximately three per cent (2006: four per cent) of Indofood's sales and two per cent (2006: two per cent) of its purchases were transacted with these related parties.

Nature of Balances

US$ millions	At 30 June 2007	At 31 December 2006
Balance Sheet Items		
Accounts receivable – trade		
– from associated companies	**3.1**	1.6
– from affiliated companies	**5.5**	4.8
Accounts receivable – non-trade		
– from associated companies	**0.1**	–
– from affiliated companies	**7.6**	7.5
Accounts payable – trade		
– to associated companies	**5.3**	4.8
– to affiliated companies	**1.4**	1.1
Accounts payable – non-trade		
– to affiliated companies	**6.4**	0.8

21. Subsequent Event

In July 2007, the Group sold its interest in certain available-for-sale investment and recorded a gain on disposal of US$25.0 million.

Review Report of the Auditors

ERNST & YOUNG

To the Board of Directors of First Pacific Company Limited
(Incorporated in Bermuda with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 24 to 43 which comprises the condensed consolidated balance sheet of First Pacific Company Limited as at 30 June 2007 and the related condensed consolidated statements of profit and loss, changes in equity and cash flows for the six-month period then ended, and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" (HKAS 34) issued by the Hong Kong Institute of Certified Public Accountants.

The Directors are responsible for the preparation and presentation of this interim financial information in accordance with HKAS 34. Our responsibility is to express a conclusion on this interim financial information based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with HKAS 34.

ERNST & YOUNG
Certified Public Accountants

18th Floor, Two International Finance Centre
8 Finance Street, Central
Hong Kong

5 September 2007

Review Statement of the Audit Committee

In accordance with the requirements of paragraph 39 of Appendix 16 of the Listing Rules issued by SEHK, the Audit Committee has reviewed the Interim Report for the six months ended 30 June 2007, including the accounting policies and practices adopted by the Group. The Audit Committee also has discussed auditing, internal control and financial reporting matters with the Company's management and its external auditors. The Company's external auditors were engaged by the Audit Committee to perform a review of the unaudited Condensed Interim Financial Statements for the six months ended 30 June 2007. The Review Report of the Auditors is set out on page 44.

Corporate Governance Report

The Company is committed to building and maintaining high standards of corporate governance practices. The Company has adopted its own Code on Corporate Governance Practices (the First Pacific Code), which incorporates the principles and requirements set out in the Code on Corporate Governance Practices (CG Code) contained in Appendix 14 of the Listing Rules.

First Pacific has applied these principles and complied with all the CG Code mandatory provisions and has also met most of the recommended best practices in the CG Code throughout the accounting period covered by the interim report. Further information concerning our corporate governance practices has been set out on pages 41 to 50 of the Company's 2006 Annual Report.

Having made specific enquiry, the Company can confirm that all of the Directors have complied with the Company's code of conduct regarding directors' securities transactions, prepared and adopted on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers, Appendix 10 of the Listing Rules.

Connected and Continuing Connected Transactions

The following transactions required scrutiny by the independent shareholders during the period covered by the interim report.

- 28 February 2007: Acquisition of approximately 46% interest in PTIC from the Philippine Government.

- 20 June 2007: Indofood Noodles Business transactions and the relevant annual caps, the revised noodles caps, the increased existing noodles caps, the 2009 noodles caps and the terms of the Noodles supply and services agreement.

The Independent Non-executive Directors met with the Directors on several occasions to approve the following connected transactions.

- 11 April 2007: the acquisition by Indofood from Pacific Carriers Ltd of an additional 35% interest in Pacsari Pte Ltd.

- 30 March 2007: the signing of the Salim Wazaran Brinjikji Limited trademark licencing and technical services agreements.

Risk Management and Internal Control

The Board is responsible for maintaining an adequate system of internal controls in the Group and reviewing its effectiveness through the Audit Committee.

In addition, during the period ended 30 June 2007, the Audit Committee can advise that:

- The internal controls and accounting systems of the Group function effectively and are designed to provide reasonable assurance that material assets are protected, business risks attributable to the Group are identified and monitored, material transactions are executed in accordance with management's authorization and the financial statements are reliable for publication and compliant with all relevant laws and regulations.

- There is an ongoing process in place for identifying, evaluating and managing the material business risks faced by the Group. Such processes are incorporated in all the Group's businesses.

- There are initiatives to improve certain processes to further strengthen internal controls and enhance risk management within the Group.

- Standard governance practices; establishment of audit, nomination and remuneration committees have been made at Metro Pacific Investments Corporation and its major investments.

Interests of Directors in the Company and its Associated Corporations

At 30 June 2007, the interests and short positions of the Directors and chief executive of the Company in the shares of the Company, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of The Laws of Hong Kong) (SFO)) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO); or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (Model Code), to be notified to the Company and SEHK were as follows:

(a) Long Positions in Shares in the Company

Name	Ordinary shares	Approximate percentage of issued share capital (%)	Ordinary share options
Anthoni Salim	1,418,525,963 (C)(i)	44.16	–
Manuel V. Pangilinan	6,026,759 (P)	0.19	31,800,000
Edward A. Tortorici	27,252,131 (P)	0.85	17,680,000
Robert C. Nicholson	–	–	20,300,000
Albert F. del Rosario	–	–	2,840,000
Benny S. Santoso	–	–	2,840,000
Graham L. Pickles	100,000	0.003	–
Edward K.Y. Chen, *GBS, CBE, JP*	–	–	2,840,000

(C) = Corporate interest, (P) = Personal interest

(i) Anthoni Salim owns 100 per cent of First Pacific Investments (BVI) Limited which, in turn, is interested in 628,296,599 shares in the Company. Of this 33.334 per cent is held by Anthoni Salim directly, and 66.666 per cent by Salerni International Limited (a company which Anthoni Salim directly holds 100 per cent of the issued share capital). Anthoni Salim also owns 56.8 per cent of First Pacific Investments Limited which, in turn, is interested in 790,229,364 shares in the Company. Of this, 10 per cent is held by Anthoni Salim directly, and 46.8 per cent by Salerni International Limited. The remaining 43.2 per cent interest in First Pacific Investments Limited is owned as to 30 per cent by Sutanto Djuhar, 10 per cent by Tedy Djuhar and 3.2 per cent by a company controlled by Ibrahim Risjad, all of whom are Non-executive Directors of the Company.

(b) Long Positions in Shares in Associated Corporations

- Manuel V. Pangilinan owned 1,048,404 common shares(P) (0.09%)* in MPIC, 201,933 common shares(P) (0.11%)* in PLDT and 360 preferred shares(P) (less than 0.01%)* in PLDT as beneficial owner and a further 15,417 common shares (0.01%)* in PLDT as nominee for another person, as well as 3,500,000 common shares(P) (0.03%)* in Pilipino Telephone Corporation.

- Edward A. Tortorici owned 17,399 common shares(C) (less than 0.01%)* and 165,000 common shares(P) (0.01%)* in MPIC as well as 52,197 warrants(C) (0.05%)* and 495,000 warrants(P) (0.47%)* in MPIC and 104,874 common shares(P) (0.06%)* in PLDT.

- Sutanto Djuhar owned 15,520,335 ordinary shares(C) (0.18%)* in Indofood.

- Tedy Djuhar owned 15,520,335 ordinary shares(C) (0.18%)* in Indofood.

- Ibrahim Risjad owned 6,406,180 ordinary shares(C) (0.08%)* in Indofood.

- Anthoni Salim owned 632,370 ordinary shares(C) (less than 0.01%)* in Indofood.

- Albert F. del Rosario owned 119,995 common shares(P) (0.06%)* in PLDT, 1,560 preferred shares(P) (less than 0.01%)* in PLDT, 32,231,970 preferred shares (52.20%)* in Prime Media Holdings, Inc. (PMH) as nominee for another person, 4 common shares(P) (less than 0.01%)* in PMH as beneficial owner, 4,922 common shares(P) (2.46%)* in Costa de Madera Corporation, 15,000 common shares(P) (5.00%)* in Metro Pacific Land Holdings Inc., and 80,000 common shares(P) (20.00%)* in Metro Strategic Infrastructure Holdings, Inc.

(P) = Personal interest, (C) = Corporate interest

* *Approximate percentage of the issued capital of the respective class of shares/warrants in the respective associated corporation*

At 30 June 2007, save as disclosed above, none of the Directors and chief executive of the Company were interested, or were deemed to be interested in the long and short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO) which (a) were required to be notified to the Company and SEHK pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required, pursuant to Section 352 of the SFO, to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code, to be notified to the Company and SEHK.

Interests of Substantial Shareholders in the Company

The register of interests in shares and short positions of substantial shareholders maintained under Section 336 of the SFO shows that at 30 June 2007, the Company had been notified that the following persons were interested in five per cent or more of the Company's issued share capital:

(a) Salerni International Limited (Salerni), which was incorporated in the British Virgin Islands, was interested in 1,418,525,963 shares of the Company (long position) at 30 June 2007, representing approximately 44.16 per cent of the Company's issued share capital, by way of its 46.80 per cent interest in First Pacific Investments Limited (FPIL-Liberia) and its 66.666 per cent interest in First Pacific Investments (BVI) Limited (FPIL-BVI).

(b) FPIL-Liberia, which was incorporated in the Republic of Liberia, beneficially owned 790,229,364 ordinary shares at 30 June 2007, representing approximately 24.60 per cent of the Company's issued share capital at that date. FPIL-Liberia is owned by the Chairman (Anthoni Salim) and three Non-executive Directors (Sutanto Djuhar, Tedy Djuhar and Ibrahim Risjad), in the proportion specified in note (i) of the table on page 47. Anthoni Salim is taken to be interested in the shares owned by FPIL-Liberia.

(c) FPIL-BVI, which was incorporated in the British Virgin Islands, beneficially owned 628,296,599 ordinary shares at 30 June 2007, representing approximately 19.56 per cent of the Company's issued share capital at that date. Anthoni Salim, the Chairman of the Company, beneficially owns the entire issued share capital of FPIL-BVI and, accordingly, is taken to be interested in the shares owned by FPIL-BVI.

(d) Brandes Investment Partners, L.P. (Brandes), a U.S. company, notified the Company that it held 319,635,932 ordinary shares of the Company in May 2007, representing approximately 9.97 per cent of the Company's issued share capital at that time. At 30 June 2007, the Company has not received any other notification from Brandes of any change to such holding.

(e) Marathon Asset Management Limited (Marathon), a U.K. incorporated company, notified the Company that it held 204,709,173 ordinary shares of the Company in November 2005, representing approximately 6.42 per cent of the Company's issued share capital by that time. On 3 July 2007, Marathon notified the Company that it held 226,271,173 ordinary shares of the Company, representing approximately 7.04 per cent of the Company's issued share capital by that time.

Save as disclosed above, the Directors and chief executive of the Company are not aware of any person at 30 June 2007 who had an interest or short position in the shares or underlying shares and debentures of the Company which would be required to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was interested, directly or indirectly, in five per cent or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meetings of the Company.

Purchase, Sale or Redemption of Listed Securities

Neither the Company, nor any of its subsidiary companies, has made any purchase, sale or redemption of any of the Company's listed securities during the period.

Information for Investors

Financial Diary

Preliminary announcement of 2007 interim results	5 September 2007
Last day to register for interim dividend	24 September 2007
Interim report posted to shareholders	27 September 2007
Payment of interim dividend	26 October 2007
Financial year-end	31 December 2007
Preliminary announcement of 2007 results	26 March 2008*

* *Subject to confirmation*

Head Office

24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
E-mail : info@firstpac.com.hk

Registered Office

Canon's Court
22 Victoria Street
Hamilton HM12, Bermuda
Telephone : (1 441) 295 2244
Fax : (1 441) 295 8666

Share Information

First Pacific shares are listed on The Stock Exchange of Hong Kong Limited and are traded over the counter in the United States in the form of American Depositary Receipts
Listing date : 12 September 1988
Par value : U.S.1 cent per share
Lot size : 2,000 shares
Number of ordinary shares issued: 3,212,147,003

Stock Codes

SEHK : 00142
Bloomberg : 142 HK
Reuters : 0142.HK

American Depositary Receipts (ADRs) Information

Level: 1
ADRs Code: FPAFY
CUSIP reference number: 335889200
ADRs to ordinary shares ratio: 1:5
ADRs depositary bank: The Bank of New York

To Consolidate Shareholdings
Write to our principal share registrar and transfer office in Bermuda at

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke HM08, Bermuda

Or the Hong Kong branch registrar at

Computershare Hong Kong Investor Services Limited

Registrar Office

46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR
Telephone : (852) 2862 8628
Fax : (852) 2865 0990/(852) 2529 6087
Email : hkinfo@computershare.com.hk

Transfer Office

Shops 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong SAR

A Chinese Version of this Report, or Additional Information
Available at

www.firstpacco.com

Or contact

Sara Cheung
Vice President
Group Corporate Communications
First Pacific Company Limited
24th Floor, Two Exchange Square
8 Connaught Place
Central, Hong Kong SAR
Telephone : (852) 2842 4374
Fax : (852) 2845 9243
E-mail : info@firstpac.com.hk

Website

www.firstpacco.com

Auditors

Ernst & Young
18th Floor, Two International Finance Centre
8 Finance Street
Central, Hong Kong SAR

Solicitors

Richards Butler
20th Floor, Alexandra House
Central, Hong Kong SAR

Principal Bankers

Calyon Corporate and Investment Bank
Mizuho Corporate Bank, Ltd.
JPMorgan Chase Bank, N.A.
Standard Bank Asia Limited
Standard Chartered Bank
UBS AG
Banco de Oro – EPCI, Inc.

Summary of Principal Investments

Philippine Long Distance Telephone Company

PLDT is the leading telecommunications service provider in the Philippines. It has common shares listed on the Philippine Stock Exchange and American Depositary Receipts (ADRs) listed on the New York Stock Exchange. It has one of the largest market capitalizations among Philippine listed companies. Through its three principal business groups, PLDT offers a wide range of telecommunications services: Wireless (principally through wholly-owned subsidiary company Smart Communications, Inc.); Fixed Line (principally through PLDT); and Information and Communications Technology (principally through wholly-owned subsidiary company ePLDT). PLDT has developed the Philippines' most extensive fiber optic backbone, cellular, fixed line and satellite networks.

Sector	:	Telecommunications
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	188.6 million
Particular of issued shares held	:	Common shares of Pesos 5 par value
Economic interest/voting interest	:	26.5 per cent

Further information on PLDT can be found at www.pldt.com.ph

PT Indofood Sukses Makmur Tbk

Indofood is the premier processed-foods company in Indonesia. It is based in Jakarta, and is listed on the Jakarta and Surabaya Stock Exchanges. Through its four strategic business groups, Indofood offers a wide range of food products: Consumer Branded Products (Noodles, Nutrition and Special Foods, Snack Foods and Food Seasonings), Bogasari (flour and pasta), Edible Oils and Fats (Plantations, Cooking Oils, Margarine and Shortening) and Distribution. Indofood is one of the world's largest instant noodles manufacturer by volume, and the largest flour miller in Indonesia. Indofood's flourmill in Jakarta is one of the largest in the world in terms of production capacity in one location. It also has an extensive distribution network in the country.

Sector	:	Consumer Food Products
Place of incorporation/business area	:	Indonesia
Issued number of shares	:	9.4 billion
Particular of issued shares held	:	Shares of Rupiah 100 par value
Economic interest/voting interest	:	51.5 per cent

Further information on Indofood can be found at www.indofood.co.id

Metro Pacific Investments Corporation

MPIC is a Philippine-based, publicly listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises.

Sector	:	Infrastructure, Property and Health Care
Place of incorporation/business area	:	The Philippines
Issued number of shares	:	1,239.9 million
Particular of issued shares held	:	Common shares of Peso 1 par value
Economic interest/voting interest	:	92.8 per cent

Further information on MPIC can be found at www.mpic.com.ph

FIRST PACIFIC

First Pacific Company Limited

24th Floor, Two Exchange Square,
8 Connaught Place, Central, Hong Kong SAR
Telephone : (852) 2842 4388
Fax : (852) 2845 9243
Email : info@firstpac.com.hk
Website : www.firstpacco.com

A Chinese version of this interim report is available at www.firstpacco.com or from the Company on request.
本中期報告之中文版可瀏覽 www.firstpacco.com 或向本公司索取。

Design and printing: iOne Financial Press Limited

END